UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-SB

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

NUCON-RF, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0216309
(State of incorporation)	(IRS Employer ID Number)

1574 Gulf Rd., # 242, Point Roberts, WA 98281
(Address of principal executive offices) (Zip Code)

(604) 943-0706
(Registrant's telephone number)

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class To be registered	Name of each exchange on which each class is to be registered
Common	NASDAQ Over the Counter Bulletin Board

NUCON-RF, INC.

ii

PART I

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

As used in this Form 10-SB, unless the context requires otherwise, "we", "us", “our”, “Nucon”, "Company" or “Issuer” means Nucon-RF, Inc. Our principal place of business is located at 119526 Moscow, Leninskij prospekt 146, Suite 332.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this filing.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

ITEM 1           DESCRIPTION OF BUSINESS

Historical Summary

Nucon, Inc. was organized on August 25, 2005 under the laws of the State of Nevada. On May 23, 2006, Stafford Energy, Inc., a Nevada corporation (“Stafford”), acquired 100% of the issued and outstanding capital stock of Nucon, Inc. in exchange for 22,500,000 shares of common stock pursuant to that certain merger and share exchange agreement (“Merger Agreement”). At the closing, Stafford amended its articles of incorporation and changed its name to Nucon-RF, Inc. (“Nucon”), and its two wholly-owned subsidiaries, Abucco Technologies, Inc., a Canadian corporation (“Abucco”), and Stafford Energy Canada, Ltd., a Canadian corporation (“Stafford Canada”), became wholly owned subsidiaries of Nucon. Nucon, Inc., a Nevada corporation, remains a wholly owned subsidiary of Nucon.

Abucco Technologies Inc. is a developer and provider of embedded solutions that monitor and control remote devices and appliances using wireless and TCP/IP connections. Given that Abucco’s business is not synergistic with that of the Company, Nucon will divest itself of Abucco in 2007. In addition, Nucon will dissolve Stafford Canada in 2007. Stafford Canada has had no operations since inception.

In addition to the two foregoing subsidiaries, the Company incorporated OOO Nucon-RUS (“Nucon-RUS”), a limited liability company formed under the laws of the Russian Federation (“RF”) in 2006. Nucon-RUS is a wholly owned subsidiary of Nucon. In January 2007, Nucon became fully accredited to do business in the RF by the Russian Ministry of Justice.

Business Development

Overview

Nucon is a technical solutions company focused on high-end environmental markets in the Former Soviet Union (“FSU”), Eastern Europe and Asia. Nucon has offices in Moscow, Russia, and Berlin, Germany.

The mission of Nucon is to provide cutting edge solutions for the management of nuclear waste and power quality challenges facing the Russian, European and Asian markets. To this end, Nucon presently has technologies that it has either licensed or acquired in the high-end environmental impact areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality. Nucon intends to market and either distribute to resellers or sell the products and services related to the foregoing technologies.

Nucon’s customers and partners currently consist of, among others, Rosenergoatom, the operating utility of Russia’s nuclear facilities; Atomstroyexport, established by the Russian government to promote the export of Russian construction, operation and modernization of nuclear power plants abroad; and Stroikomplektinvest, a construction supply distributor acting as Nucon’s marketing partner for power quality equipment in the Republic of Tatarstan.

Nucon began its operations in November 2005 and has accomplished the initial stages of its business strategy. With several key strategic alliances established, Nucon has the present capability of providing product, technological and technical service support addressing radioactive waste, wastewater and power quality challenges including compliance, shielding, transport and storage requirements, plant equipment protection and energy efficiency. Nucon also has in-house expertise in radiological protection and radiological waste management.

Nucon has licensed or acquired the following technologies:

1.  NuCapTM is a radiation and corrosion-resistant silicon geopolymer material that has been licensed from Global Matrechs, Inc. NuCapTM stabilizes, contains, encapsulates and stores nuclear waste. Applied similar to paint, Nu-CapTM can be applied to the encapsulation of the thousands of iron drums around the world that contain radioactive materials and are subject to corrosion and leakage.

2.  The Environmental Potentials waveform correction absorber has been licensed by the Company. This equipment suppresses power surges and filters out high frequency noise over electrical lines, helping prevent flash fires and other damage to computer-controlled electronic equipment

3.  Feecom/Biecom is a non-toxic polymer-based nuclear waste shielding material that can be molded as needed into various forms, including bricks and plates, containers or plaster on fixed walls. This material which encapsulates and shields nuclear radiation could replace the toxic lead walls currently in place in nuclear reactors and x-ray rooms globally.

Nucon has entered into alliances with several Russian and European companies to market, distribute, and sell various products and services for the nuclear remediation industry. These companies include:

1.  Rosenergoatom, the operating utility of Russia’s nuclear power plants.

2.  Atomstroyexport, charged by the Ministry of the Russian Federation for Atomic Energy with promoting the export of Russian-made products for nuclear power projects abroad.

3.  TPA, Ltd., the official marketing agent of three Russian manufacturing facilities which produce products for the nuclear industry.

4.  TRI-ION -Wasser Technik, a German company specializing in cleaning water with heavy metal and other isotopes in the Russian Federation.

The key business and other objectives of Nucon are to (i) become a primary provider of equipment, services and technologies for nuclear facility construction, safety and remediation, wastewater treatment, multilateral nuclear decommissioning projects and power quality products and services, either directly or through its wholly owned subsidiary Nucon-RUS, and its partially owned affiliate ATOLL (as defined below), (ii) commence selling products globally in 2008, (iii) acquire and develop unique environmental impact technologies each year of operation to market, distribute and sell, and (iv) become a fully reporting company under the Securities Exchange Act of 1934, as amended, and commence trading on the Over the Counter Bulletin Board (“OTCBB”) as soon as commercially practicable.

To accomplish the foregoing objectives, Nucon’s strategy consists of the following:

•	Maintain and establish further key alliances with Russian government agencies responsible for the nuclear waste remediation and power quality industries;

•
Enter into strategic relationships and acquiring companies, both Russian, domestic and otherwise, which supply products and services to the RF government agencies responsible for the domestic and export nuclear markets; and

•	Identify, develop and acquire innovative, proprietary technologies which have environmental and economic applications for the Russian, European and Asian markets.

Bankruptcy, Receivership or Similar Proceedings

Nucon has not been involved in any bankruptcy, receivership or similar proceeding.

Partial Acquisition of ZAO Electro Machinery Building Plant ATOLL

On December 3, 2005, Nucon and ZAO Electro Machinery Building Plant ATOLL (“ATOLL”) entered into an acquisition agreement (“ATOLL Agreement”) whereby Nucon will acquire 50% of the issued and outstanding capital stock of ATOLL, a private joint stock Russian company. Under Russian law, Nucon is limited to 50% ownership in ATOLL.

ATOLL is based in St. Petersburg, Russia and is a manufacturer and supplier of spare parts for existing nuclear power plants, products for the modernization of nuclear power plants and equipment for facilities currently under construction.

The original terms of the ATOLL Agreement provide that Nucon pay $4,290,000 to ATOLL and issue ATOLL a total of 2,000,000 shares of common stock. The ATOLL Agreement has been orally modified and is in the process of being reduced to writing. The modified terms of the ATOLL Agreement reflect the following: (i) two closings, the first of which was completed in the fourth quarter of 2006 when Nucon paid $1,126,250 in consideration for 13.25% of the issued and outstanding capital stock of ATOLL. The second closing, which is anticipated to occur in the first quarter of 2007, will consist of Nucon acquiring an additional 36.75% of ATOLL for $1,000,000; and (ii) in consideration for the sale of certain real estate interests by ATOLL, the cash portion of the acquisition price has been reduced to $2,126,250 and the number of shares of common stock issuable to ATOLL shareholders has been increased to 4,000,000.

The ATOLL acquisition has significantly increased the scope of products and services Nucon will provide to the Russian nuclear industry. The primary purchaser of the equipment for nuclear power plants in Russia is Rosenergoatom, with whom Nucon has an established relationship to provide technologies, services and equipment as discussed below.

ATOLL recently completed the construction of its manufacturing and research facility in St. Petersburg. Nucon estimates that US$3,000,000 to US$4,000,000 will be required for additional capital expenditure at the manufacturing facility to ensure projected production can be satisfied. To this end, Nucon intends to expand the production capability of the ATOLL facility relating to storage containers utilized for a variety of nuclear waste as well as develop and complete new container prototypes. Nucon will also demonstrate NuCap™ (described below) at the ATOLL facility.

The business model of ATOLL is to supply spare parts for existing nuclear power plants, products for the modernization of nuclear power plants and equipment for facilities currently under construction and supply its storage container products to the Federal dry storage facility currently under construction in Zelesnogorsk, Krasnoyarsk region in Siberia. This facility is projected to commence operations in 2008. The Chief Executive Officer of Nucon, Dr. Valery Lebedev, was the General Director of the nuclear waste storage facility in Zelesnogorsk from 1989-1999, and formerly served as an advisor to the Minister of Atomic Energy of the RF.

The ATOLL manufacturing process utilizes advanced computer numerically controlled (“CNC”) machinery. The products manufactured at the ATOLL facility include spare parts for the entire nuclear cycle, including spare parts and mechanisms for nuclear power plants, and handling equipment for nuclear waste containers designed for long term storage of radioactive wastes and spent fuel. The foregoing manufacturing capabilities have applicability in the foreign markets of China and India.

ATOLL has approximately 220 employees consisting of engineers, nuclear industry specialists, technical experts in nuclear equipment design and construction, and skilled manufacturing operators of CNC based machinery. The technical level of the employee base has established ATOLL as a designated supplier to facilities operated by Rosenergoatom, the operator and owner of all 31 nuclear reactors in the RF.

ATOLL has its own construction bureau and develops all of its own drawings and technical specifications for the manufacturing cycle. ATOLL has established its production as the technical standard for spare parts and mechanisms for the WWER-440 and WWER-1000 nuclear reactors presently in operation and under construction in both the RF and certain foreign markets. The drawings and technical specifications for the spare parts and mechanisms of the foregoing nuclear reactors are the proprietary intellectual property of ATOLL.

ATOLL has existing and prior foreign trade contracts with operators of nuclear power plants outside of Russia (e.g., Ukraine and Bulgaria), and exports spare parts for WWER-440 and WWER-1000 nuclear reactors to each of these countries. ATOLL also has technical support and production capacity to support sales to other export markets. Nucon believes that substantial marketing opportunities exist which may result in increases in sales to these foreign markets and other markets. The WWER-440 and WWER-1000 nuclear reactors are the latest designs from Russia. Nucon recently supported the marketing activities presented by ATOLL at the European Bank of Reconstruction and Development in December 2006.

The WWER-440 and WWER-1000 nuclear reactors, similar to all reactors worldwide, require continuous replacement of their operating parts due to strict safety standards established by the nuclear industry. Government mandated requirements establish consistent and long term contracts for the production output of ATOLL in the RF, existing foreign markets and future markets such as China and India. ATOLL currently has booked advance sales through the year 2010.

Nucon believes the ATOLL acquisition offers a consistent revenue stream and opens up future market opportunities for the technical innovations, acquired and licensed technologies, and further acquisitions currently under development by Nucon.

Business of Issuer

In addition to the ATOLL acquisition, Nucon has focused on procuring key strategic partnerships and alliances principally in the Russian Federation since its inception. A description of the current and prospective products and services of Nucon follow.

Products and Services; Licenses; Prospective Acquisitions; Marketing; Customers; Raw Materials and Principal Suppliers

Rosenergoatom

Nucon has entered into an agreement with Rosenergoatom to co-lead an international consortium (“Consortium”) of European and Russian companies to provide equipment, technologies and services to Rosenergoatom. The agreement with Rosenergoatom will provide monthly income to Nucon in 2007 as Nucon anticipates placing a significant number of its owned and licensed products, services and technologies in Rosenergoatom facilities.

Rosenergoatom is the operating utility of all nuclear power plants in the RF and is responsible for insuring nuclear and radiation safety in all phases of nuclear power plant operations in compliance with RF legislation as well as provide scientific and technical support. Rosenergoatom operates all ten (10) state-owned RF nuclear power plants consisting of 31 reactor units representing a total of 23,242-MW of installed electrical capacity. The foregoing represents approximately 18% of the RF power grid.

Increasing demands on technical safety regulations and radiation protection standards at the Russian nuclear energy facilities has caused ever increasing demands on equipment, plants and technologies for the construction, modernization and operation of the facilities of Rosenergoatom (See www.nti.org/db/nisprofs/russia/govt/rosenerg.htm).

The companies in the Consortium will enjoy a “most favored nations” status with Rosenergoatom and each company therein will provide new technologies, technical and system support, and equipment which have been utilized in modern construction and industry projects for the purpose of continuous improvement of quality and safety. Several of the companies represented in the Consortium have experience working at Rosenergoatom facilities, including the Kalin Nuclear Power Station, Kursk Nuclear Power Station, Dry Storage Facility -Zelesnogorsk and Belojarsk Nuclear Power Station. Four of the companies in the Consortium have executed agreements with Nucon. Nucon believes it will complete contracts with the remaining companies in the Consortium in the first half of 2007.

Nucon has also commenced an acquisition program to acquire Russian companies who desire to continue and improve their sales to Rosenergoatom, or desire to become a member of the Consortium.

In addition to Nucon and GGS Consulting und Vetriebs GmbH, Berlin, Germany (“GGS”), a management and project development company, the Consortium presently consists of the following companies:

•	Sika AG, Switzerland, construction chemicals - http://www.sika.com/

•	Doka GmbH, Austria, formwork technology - http://www.doka.com/

•	E+S Planbau GmbH, Germany, setting up various types of cooling towers - E + S Planbau Kühlturmbau GmbH (Niederlassung Elstra)

•	Max Frank GmbH, Germany, special articles for reinforced concrete engineering - http://www.maxfrank.de

•	Wacker AG, Germany, construction engineering - http://www.wacker-ag.ch/

•	Liebherr AG, Switzerland, construction engineering - http://www.liebherr.com/lh/en/691.asp

•	Intracamion, Germany, transportation and logistics - http://www.intracamion.de/

Atomstroyexport

Atomstroyexport (“ASE”) was established in 1998 by the Ministry of the Russian Federation for Atomic Energy in order to promote the export of Russian-made products for nuclear power projects abroad. ASE was created by a merger of "Atomenergoexport" and "Zarubezhatomenergostroy." In the 25 years prior to the merger, the two Russian companies worked with foreign countries in the construction, operation and modernization of nuclear power plants ( See www.atomstroyexport.ru/index-e.htm).

ASE possesses the experience and engineering capabilities to operate in the global market. The nuclear power plants built for its customers in the FSU, China, India and other countries constitute a future market for Nucon technologies and services. The latest projects of ASE include construction of two power units (2000 MW total) in China, two power units of similar capacity in India, as well as other activities in Eastern Europe. Nucon has been advised by ASE that it anticipates entering into a joint cooperation agreement for the markets of India, China and Bulgaria in 2007.

A consortium led by ASE has been awarded a contract for the stabilization of the existing shelter (“Shelter”) of Reactor 4 at Chernobyl which is contaminated with radioactive dust and debris. The contract was signed between SSE Chernobyl and Atomstroyexport on July 15, 2005 for US$45,000,000. The contract reference number is SIP-07-1-001-02. ASE completed this portion of the contract in the fall of 2006 and Nucon and ASE are evaluating various engineering solutions and possible proposals to SSE Chernobyl for 2007.

In order to proceed with the necessary work inside the Shelter, ASE and Nucon entered into an agreement on November 22, 2005 which provides that Nucon will be the project partner and supplier to ASE for the purpose of providing material(s), technologies and services that can reliably suppress and encapsulate radioactive dust in the Chernobyl Shelter Implementation Plan (“SIP”). The SIP was conceived in 1992 and funded by the G-7 donor countries through the European Bank for Reconstruction and Development (“EBRD”) in Ukraine. The principal aim of the SIP, collaboration between the EU, the U.S. and Ukraine, is to convert Chernobyl’s Reactor 4, which was totally destroyed by the 1986 nuclear accident, into an environmentally-safe site. The project has an estimated completion cost of US$1.091 billion and will be completed by 2009-2011 (http://new.chnpp.gov.ua/eng/articles.php?lng=en&pg=47). The materials to be provided by Nucon will address the immediate safety issues as well as long term safe maintenance of the Shelter and the future possibility of removing radioactive debris and safely transporting and disposing of it.

Nucon intends to apply a technology known as NuCap™ at Chernobyl. Nucon has licensed NuCap™ from Global Matrechs. NuCap™ is a highly radiation resistant silicon geo-polymer material for encapsulation of radioactive wastes. NuCap™ is highly resistant to radiation and corrosion. It has been engineered to resolve the tasks of the nuclear waste industry that cannot be solved reliably and economically by currently available technologies in encapsulation of nuclear and hazardous wastes. NuCap™ applications range from on-site stabilization, design and development, containment and encapsulation, to transportation and final storage and disposal. NuCap™ can also assist in resolving the special challenges faced by operating reactors in nuclear power plants and research facilities.

NuCap™ has been tested at Chernobyl (where there is an estimated 45 tons of radioactive dust at Reactor 4) since 2000 and these tests have conclusively proven that NuCap™ is durable under the most extreme environmental conditions and is proven to be resistant to radioactive, environmental and corrosive conditions. NuCap™ has also been proven to provide excellent encapsulation qualities for final disposal in addition to the present task of radioactive dust suppression. Dow Corning will manufacture the NuCap™ material for Nucon through the projected contract end date of 2009-11.

Nucon recently completed procedures for the import of NuCapTM into the RF under the Foreign Economic Activity Commodity Nomenclature (FEACN), and has received a classification from the Russian Customs Ministry.

Nucon’s next and final requirement is the certification of NuCapTM for sale in the RF. All new materials must be certified by an appropriate RF agency and full documentation issued by the certification agency after testing. This includes a certificate of the production facility, ecological certificate and the conclusion of two central expert institutes: Laboratory of the State Scientific Center of the RF-Institute of Physics and Power Engineering and the scientific research laboratory VNNINM. Nucon anticipates that the foregoing certification will be finalized prior to the end of the first quarter of 2007.

During the certification process, Nucon will prepare a full description of the NuCapTM products in Russian language specification sheets which shall include complete information on: (i) material; (ii) equipment; (iii) instructions on use; and (iv) disposal solution after use.

In the interim, Nucon has assembled a working group assigned to the marketing of NuCapTM. This group has identified multiple uses and applications for NuCapTM in conjunction with decommissioning, shielding and disposal issues with various Russian agencies and has been conducting meetings with various users during the import and certification processes. To this end, Nucon has signed an agreement with the Department of Nuclear Sites Decommissioning of the Federal Agency of Nuclear Energy of the Russian Federation to supply nuclear safety technologies, products and equipment for Russian and G-7 funded nuclear waste decontamination projects, including Andreyeva Bay and Sayda Bay.

The decontamination of Andreyeva Bay, Building No. 5, a highly contaminated former radioactive waste storage site undergoing decommissioning, is a high priority for the government. Andreyeva Bay contains extremely high levels of radioactive dust that prevent further disposal of more than 150,000 tons of radioactive construction materials, 1.5 million tons of associated metals, and thousands of tons of solid and liquid radioactive waste. Much of this material comes from spent nuclear fuel assemblies of decommissioned Soviet-era nuclear powered submarines. (See www.nti.org/e_research/e3_43a.html ).

In decontaminating Building No. 5, NuCapTM will be used for the containment of radioactive dust, radioactive sludge, broken fuel assembly elements and highly radioactive fuel pieces, and for general containment of radioactive floors and walls. This containment, once complete, will increase the safety for construction personnel to enter a contaminated building to perform decontamination projects.

Nucon is in discussions with the following organizations regarding the use of NuCapTM on various projects:

•	The Federal Agency of Nuclear Energy of Russia
•	The Dismantling Department of the Federal Agency of Nuclear Energy
•	The State Concern -- Rosenergoatom
•	The Mining and Chemical Combine ("MCC") of Zheleznogorsk -- nuclear waste disposal and remediation
•	The Ministry of Science and Technology of the Federal Republic of Germany
•	Lithuanian Energy Institute
•	European Bank of Reconstruction and Development

TPA, LTD.

TPA, Ltd. is located in St. Petersburg and is the official marketing agent for three manufacturing facilities which manufacture products for the nuclear industry. These three companies include:

(i) Muromsky zavod truboprovodnoi armatury (“PTPA”); (ii) Kurgansky zavod truboprovodnoi  armatury (“IKAR”); and (iii) NPO (“SATURN”).

The PTPA, IKAR and SATURN factories produce primary products for the nuclear, oil, gas and water industry in the RF, including valves, tubes and pumps. One of the substantial customers of the three factories is Rosenergoatom. The products manufactured by PTPA, IKAR and SATURN are sold exclusively through their marketing company, TPA, Ltd.

TPA, Ltd. is also the exclusive dealer of UKRROSMETALL, located in Sumy, Ukraine. UKRROSMETALL consists of 10 manufacturing facilities, including Poltava Turbine Works. Collectively, the ten manufacturing facilities produce turbines, both for steam and gas, and ball valves.

Nucon will support the marketing activities for each of the 13 manufacturing facilities in the framework of the Consortium with Rosenergoatom. To this end, on December 12, 2005 Nucon and TPA, Ltd. entered into a representation agreement which provides that Nucon will receive a minimum monthly fee, plus 2.5% of the gross sales revenues of TPA which are initiated by Nucon. The first commission revenues from TPA will be received following completion of the registration of Nucon, which registration was recently completed with the RF.

Feecom & Biecom

In July 2006, Nucon entered into an agreement with Dr. Hans Jürgen Engelmann, to acquire a technology which produces two composite radiation shielding materials known as FEECOM and BIECOM.

The new composite shielding material used in FEECOM and BIECOM is a polymer with an additive and a metal blocker which Nucon believes provide new dimensions in radiation safety. A distinctive feature of this new material is that it is possible to modify its protection and construction properties in a variety of different ways according to the demands of each application. Another advantage of the new material is that it is more flexible than traditional shielding materials. The shielding material also surpasses steel in withstanding corrosion attacks and can be modified with the same structural integrity as steel to be used as a construction material. The shielding materials are not toxic and can be manufactured in an environmentally friendly manner and have excellent thermal stability.

The moldable nature of the new shielding material will provide a significant number of applications for many general shielding devices such as: syringe shields, glove boxes, electron accelerators, radon generators, use in isotope production, or for temporary and permanent shielding applications for which Nucon is presently working in cooperation with Russian State enterprises for domestic and foreign projects. Variations in mould configurations for the product include bricks and plates, containers and plaster on fixed walls.

Nucon anticipates establishing a sales and marketing office in Lower Saxony (Germany) in the first quarter of 2007. Dr. Engelmann, who serves as our Project Manager for Shielding Materials and Technology, will head this office. The goal for this marketing office in Western Europe is the development of new modifications of the shielding material - with a particular focus on applications targeted for German governmental funding from the State of Lower Saxony to further research and development and manufacturing to be established there. All future know-how, subsequent applications and other intellectual property will be exclusively owned by Nucon.

Environmental Potentials

Nucon has entered into a distribution agreement with a US-based company, Power Quality Holdings, Inc., to sell and distribute products manufactured by the power quality company, Environmental Potentials, Inc. (“EP”), throughout the RF.

Nucon-RUS, a limited liability entity under Russian law and a wholly owned subsidiary of Nucon, is registered with the Russian customs authority. Nucon-RUS is the vehicle which allows Nucon to enter into the import-export business in the RF and to enter into international agreements, including the power quality business.

EP Waveform Correction Absorber

The EP Waveform Correction Absorber is a high quality, yet affordable, transient voltage surge suppression (“TVSS”) and high frequency noise filtering modular technology. The TVSS is developed and manufactured by EP (www.ep2000.com/index.html). The TVSS technology filters damaging power pollution being used by electrical equipment, thereby lowering operating costs and downtime and increasing productivity. The Russian power grid is particularly sensitive to these disturbances due to its lack of modernization and maintenance, and Nucon believes that the TVSS technology will provide the answer to a long-term problem experienced by commercial operators in the Russian Federation.

EP Technology

Poor power quality involves pollution on electrical lines resulting from high frequency induced electrical noise, switching transients, and nonlinear and unbalanced load reflections. Power surges, both voltage and current, are occurring continually in today’s power systems. Power surges may occur naturally, such as from lighting and static electricity, or are manmade, such as inductive surges from motors, transformers, solenoids, etc. This poor power quality can wreak havoc on electrical systems - reducing operating efficiency and creating excess heat that displaces normal power distribution and output. This in turn causes electrical systems and equipment to deteriorate and to malfunction. It is critical in microprocessor based manufacturing industries.

EP has developed a proprietary low pass filter technology that allows it to filter and absorb the power anomaly within the unit itself without sending any anomalies to ground, neutral or back on the line. To date, there is no modular TVSS available that can protect equipment from high voltage surges and spikes as well as filter out a broad range of high frequency noise except the EP-2000 series products.

Next Steps

Nucon has concluded beta-test installations of the EP technology in multiple facilities in Russia including automated manufacturing plants, government facilities and commercial buildings during the period February - September 2006. Nucon intends to commence initial sales of EP units in the first quarter of 2007.

The first four beta trials have been successfully concluded with excellent results: one trial was at one of the Russian Central Bank facilities; the second at a large Russian aviation repair and testing facility; the third at a casino in central Moscow; and the fourth at the Ministry of Construction and Architecture in the Republic of Tatarstan.

Nucon has also completed a rigorous Russian certification program for the EP products through the certification agency employed by the Russian Ministry of Defense. Nucon anticipates that the beta-trials will result in sales to various Russian government agencies. To this end, the most recent beta trials which took place in the city of Kazan, Republic of Tatarstan, led to an exclusive mandate from the Republic of Tatarstan, Ministry of Construction & Architecture, to commence sales and installation of EP equipment in newly constructed buildings within the Republic.

The EP units to be installed in Tatarstan are to be provided by Nucon and sold through its Tatarstan-based marketing and sales partner, Stroikomplektinvest (http://www.stroikomplektinvest.ru). Among the first projects covered under the mandate will be the installation of EP equipment in Solnechny, or Sun City, a new government office/employee complex in Tatarstan.

State Scientific-Research Institute Science and Production Enterprise (“Lutch”)

Nucon, through ATOLL, is in the final stages of concluding an agreement with Lutch, located in Podolsk, Russia, to acquire the rights to a proprietary silicon carbide based technology and the engineering plans and expertise for the construction of storage containers for the transportation and storage of spent radioactive fuel. Lutch is a closed Russian government facility under the supervision of Rosenergoatom. A contract for the manufacturing and certification of four silicon carbide containers by Lutch is scheduled. This contract contemplates 13 stages in total. The goal at the conclusion of the process will be the certification of the containers by the Ministry of Health for use in the RF. This certification will be conducted under the aegis of the International Atomic Energy Agency (“IAEA”). Such certification would also permit the containers to be used globally, including the potential inclusion of the markets of Taiwan, South Korea, China, and Japan. Nucon intends to begin marketing to some or all of these countries at some point in the next 12 months.

Presently, there is approximately 240,000 tons of spent nuclear fuel in the world. Of the foregoing amount, 85,000 tons have been reprocessed and 155,000 tons are being stored. Most are stored under conditions that present a clear and potential danger to the environment and human beings. Spent nuclear fuel must be safely isolated for thousands of years because radio nuclides, when in water, food, soil, air or human lungs, will cause oncological diseases and death.

Copper, titanium, steel, lead and nickel/chrome/molybdenum alloys are presently used as materials for nuclear waste containers, but each have one common drawback: they are electro-conductive and thus are prone to electrochemical corrosion including local corrosion in subterranean waters (pitting, inter-crystalline, crevice, etc.). This can lead to leakage into the environment. It was for the foregoing reason that the U.S. government has placed a hold on the proposed Yucca Mountain facility in Nevada.

Silicon carbide is not subject to corrosion in subterranean waters of all known solutions. This has been confirmed through extensive testing, mathematical modeling and design-theoretical analysis. Silicon carbide also possesses unique combinations of physical-mechanical and thermal physical properties and represents the most complete known convection-diffusion barrier against radio nuclides. Nucon intends to file multiple patent applications on these silicon carbide based technologies employed in the development of the nuclear waste containers.

In 2005, there was 20,000 tons of spent nuclear fuel in Russia. Annually, 1,000 tons of spent nuclear fuel is being extracted from reactors in Russia. Of this annual amount, 150 tons are being reprocessed. Spent nuclear fuel is being built up in Russia, as it is in the U.S. and other countries employing nuclear power plants. In the next 12 to 18 months, Nucon intends to build and operate manufacturing facilities to produce containers for this spent fuel. To this end, Nucon believes that the manufacturing facilities of ATOLL may be utilized for the production (See "ATOLL" above) of these containers.

In addition to the container components of stainless steel and silicon carbide, Nucon intends to use NuCap™ as a damping material and integral component in all containers. Once the fuel is loaded and sealed through a proprietary welding process into Nucon’s containers, the containers will be transported to the Russian dry fuel storage facility at K-26-Zelesnogorsk. Dr. Lebedev, the Chief Executive Officer of Nucon, formerly served as the General Director of MCCK-26-Zelesnogorsk from 1999-2001. Nucon intends to sell all of its annual output of containers to the Federal Ministry of Atomic Energy and the Federal Ministry of Defense. Dr. Lebedev formerly served as the Vice Minister of Ministry of Atomic Energy and during his tenure he also served as the Secretary of State of MINATOM and was the representative and advisor of MINATOM to both the Duma and the President of the Russian Federation.

Fire Resistant Cable - Fireproof Swelling Cable Cover

Fire resistant cable and fireproof swelling cable cover technology is for use in nuclear and fossil fuel power plants and other high-impact utility industry applications. When exposed to fire and/or extreme heat, the cable expands and blocks off all connections through the chases where the cables go from room to room. The technology allows the electrical cable to withstand temperatures up to 1100C for 45 minutes and prevents the spread of fire which is critical in all power generation facilities. The fireproof swelling cable cover is non-toxic with high adhesive properties and has been approved for use by the fire authorities in Russia and is fully licensed. The proven technology has immediate applications in the nuclear power plants of Rosenergoatom and Atomstroyexport and other facilities in the RF.

Nucon has concluded negotiations to acquire this technology and a definitive agreement will be forthcoming. In sum, Nucon will purchase the intellectual property from Seversk (formerly known as Tomsk-7), Ministry of the Russian Federation for Atomic Energy, Russian Research Institute of Organic Materials, Bochvar Institute. It is NUCON’s belief that it will complete the acquisition during the first half of 2007 and commence sales thereafter.

Nucon believes its marketing office being established in Frankfurt Germany, headed by Dr. Hans Englemann, will be sufficient to handle sales of this technology to nuclear and non-nuclear operating power plants in Western and Central Europe.

Nucon believes that this technology can be marketed to utility plants globally, and there is presently no known non-organic competition. Nucon has enlisted a production partner: Novosibirskenenergo Holding (www.nske.ru/eng) for manufacturing of the product lines.  Production is presently anticipated to commence in the third quarter of 2007 and Nucon believes it will be able to commence deliveries thereafter.

Eurasian Water Partnership

The Eurasian Water Partnership (“EWP”) is a limited liability company registered under the laws of the RF in the city of Moscow. EWP acts as developer, investor and operator for Vodokanals - water and wastewater utilities. EWP’s market includes medium-sized and large cities in the RF and Ukraine, and controls 15% of the Russian private water sector. EWP is seeking to increase its market share to 30% of the water utilities sector. EWP currently operates in the cities of Omsk, Orel and Rostov-on-Don and is aggressively expanding their market and has initiated discussions with Nucon to act as its agent in securing water and wastewater technologies and management companies to assist in their effort. Nucon has identified a portfolio of suitable technologies from Germany and Israel that it believes may be acceptable to EWP.

Nucon is currently in discussions with EWP to determine the nature and type of cooperation agreement acceptable to both parties. These discussions tentatively contemplate that Nucon will organize systems and technologies from two members of the Rosenergoatom consortium to provide reconstruction of reservoirs and water filtration from proceeds of a loan from the EBRD.

Tri-Ion - Wasser Technik

On December 12, 2005, Nucon entered into an agreement with the German company, Tri-Ion -Wasser Technik (“Tri-Ion”) to represent it in the RF. Nucon will organize the placement of Tri-Ion’s technologies and engineering services within the Russian and Ukrainian Vodokanals, including the EWP.

Tri-Ion specializes in cleaning water which contains heavy metal and other isotopes. It is licensed and permitted to work in the food industry. The Russian industrial partner for hardware and pumps is Hydromshservice.

Nucon will receive approximately 15% of the revenues in consideration for these services. Tri-Ion is currently working in Europe and South America providing water cleaning services.

COMPETITION

Nuclear Industry

Based on its inclusion in the Consortium with Rosenergoatom, Nucon’s licensed and acquired technologies with applications in the nuclear industry may not be subject to competitive bidding in the traditional sense. However, outside of the RF, Nucon will be subject to significantly greater competition from other companies, many of which will have far greater intellectual, financial, marketing and other resources than Nucon.

Power Quality Industry

Many of the TVSS competitors in the market their products globally, including in Russia. These companies are both small and large and are separated into three different tiers:

1st Tier (larger more established in surge suppression businesses)

•	Dehn + Sohne: German Top 4 leader in hard-wired surge protection in Europe.
•	Phoenix Contact: German Top 4 leader in hard-wired surge protection in Europe.
•	OBO Betterman: German Top 4 leader in hard-wired surge protection in Europe.
•	Belkin: produces mostly plug in surge protection for pc’s and other appliances.
•	YUEH-IN CO., LTD
•	Tripp Lite Russia
•	ABB

2nd Tier (medium size companies not as well recognized globally as above companies)

•	ZIS Company: local Moscow-based Russian company
•	MTL Surge Technologies: UK company
•	V.S. Products Ltd: Canadian Co.

3rd Tier (smaller or more localized companies with less market share for surge suppression)

•	MIDA Industrial Group (local Moscow-based Russian co.)
•	Hakel at www.hakel.com

GOVERNMENT APPROVAL & GOVERNMENT REGULATION

Nucon has received all necessary regulatory and other approvals necessary to offer its various licensed and acquired technologies. At the present time no further governmental approvals are required for the operation of our business. From time to time we do expect that we will have to obtain custom and other clearances to offer certain of our products and services in countries that we have not previously operated in. We do believe, however, that in each future instance we will be successful in obtaining all necessary permits, approvals, consents and clearances.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

The costs and effects of compliance with environmental laws are not anticipated to prevent the Company from achieving its business objectives nor have a materially adverse effect on its results of operations.

EMPLOYEES

As of December 31, 2006, we employed five (5) full-time employees in our Moscow, Russia office, two (2) employees in Germany, and two (2) employees in North America. In addition, the Company utilizes three (3) consultants.

REPORTS TO SECURITY HOLDERS

You can inspect the registration statement, the exhibits and the schedules thereto filed with the Commission, without charge, at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission located at 100 F Street, NE, Room 1580, Washington, DC 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at www.sec.gov. For additional information please visit www.nucon-rf.com.

ITEM 2            MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION OVERVIEW.

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein.  The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, the Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 with respect to any forward-looking statements contained herein.

Plan of Operation

Nucon is a technical solutions company focused on high-end environmental markets in the FSU, Eastern Europe and Asia. Nucon has offices in Moscow, Russia, and Berlin, Germany. Our mission is to provide cutting edge solutions for the management of nuclear waste and power quality challenges facing the Russian, European and Asian markets. We have licensed or acquired technologies in the high-end environmental impact areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality, and intend to market and either distribute to resellers or sell the products and services related to the foregoing technologies.

Our current clients and partners include Rosenergoatom, the operating utility of Russia’s nuclear facilities; Atomstroyexport, established by the Russian government to promote the export of Russian construction, operation and modernization of nuclear power plants abroad; and Stroikomplektinvest, a construction supply distributor acting as Nucon’s marketing partner for power quality equipment in the Republic of Tatarstan.

We intend to purchase the remaining 36.5% of ATOLL in consideration for an additional $1,000,000 and 4,000,000 shares of common stock. Following the foregoing, we will own 50% of ATOLL, the maximum amount permitted under Russian law. ATOLL is a manufacturer of spare parts for the entire nuclear cycle, including spare parts and mechanisms for nuclear power plants, and handling equipment for nuclear waste containers designed for long term storage of radioactive wastes and spent fuel. We anticipate that our 50% ownership in ATOLL will result in us booking significant revenues and profits in fiscal year 2007 based on the existing on-hand orders of ATOLL.

With our existing cash on hand and anticipated proceeds from the ongoing private placement, we believe that we will (i) conclude the acquisition of ATOLL, and (ii) fund our operations through 2007. We may, depending upon the timing and amount of dividends we realize from ATOLL, expand the manufacturing facilities at ATOLL to satisfy demand. The foregoing expansion may result in a capital expenditure of $4-5 million.

We do not expect to add a significant number of employees in 2007, excluding the 50% ownership anticipated in ATOLL by the end of the first quarter of 2007 which comes with more than 200 employees.

Historically, all of our revenues have been derived from the business of Abucco. It is our intention to divest ourselves of Abucco as soon as practicable in fiscal 2007 given that its revenues have declined precipitously and its operations are incongruent with the initiatives of Nucon.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this statement. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this statement.

Results of Operations for the Years ended December 31, 2005 and 2004

The historical results of operations for Stafford Energy, Inc., a Nevada corporation, and Abucco Technologies, Inc., a Canadian corporation, are as follows:

Revenues. For the fiscal year ended December 31, 2005, revenues were $93,216 as compared to $13,732 in the fiscal year ended December 31, 2004. Cost of sales totaled $51,751 for fiscal year 2005 as compared to $16,212 for fiscal year 2004. Gross profit, was $41,465 for fiscal year 2005 as compared to a gross loss of $2,480 for fiscal 2004.

Operating Expenses. In fiscal year 2005, operating expenses totaled $91,225 as compared to $526,780 for fiscal year 2004. In fiscal year 2005, selling and marketing expenses were $3,530 as compared to 427 in fiscal year 2004. Research and development and general and administrative expenses were $37,390 and $50,305, respectively, in fiscal year 2005 as compared to $126,421 and $399,932, respectively, in fiscal year 2004.

Net Loss. For fiscal year 2005, the net loss was $49,760, or $0.28 per share, as compared to $529,260, or $4.69 per share, for fiscal year 2004.

Results of Operations for the Nine Months Ended September 30, 2006 and the Period From Inception (August 25) to September 30, 2005.

The historical results of operations for Nucon-RF, Inc. are as follows:

Revenues. For the nine months ended September 30, 2006, revenues were $5,237 as compared to zero during the period August 25, 2005 (“Inception”) through September 30, 2005. Cost of sales was $1,631 during the nine months ended September 30, 2006, and gross profit was $3,606 during the period. There was no cost of sales or gross profit during the period from Inception through September 30, 2005.

Operating Expenses. During the nine months ended September 30, 2006, general and administrative expenses totaled $6,121,004 as compared to $52,717 from Inception through September 30, 2005. The general and administrative expenses during 2006 principally related to non-cash items consisting of the issuance of shares of common stock as payment for services. Foreign currency exchange loss was $1,187 during the nine months ended September 30, 2006 and zero during 2005.

Interest Expense. Interest expense was $4,820,929 during the nine months ended September 30, 2006 and zero during 2005.

Net Loss. For the nine months ended September 30, 2006, net loss was $10,939,514 as compared to $52,717 for the period from Inception through September 30, 2005.

The foregoing revenues, operating expenses and net losses are not indicative of what future operating results should be. Assuming the Company is successful in raising sufficient capital in its ongoing private placement to complete the purchase of ATOLL and provide sufficient working capital for the expansion of its business, revenues should increase measurably and outpace operating expenses, thereby resulting in net income for fiscal year 2007.

Liquidity and Capital Resources.

At September 30, 2006, our principal source of liquidity consisted of $101,632 of cash, as compared to $26,893 of cash as of December 31, 2005. As of September 30, 2006, we had a working capital deficit of $452,878, as compared to a working capital deficit of $259,846 at December 31, 2005. In addition, our stockholders’ equity was $431,060 at September 30, 2006, as compared to a stockholders’ deficit of $249,305 at December 31, 2005, an increase of $680,365.

Our operations used net cash of $602,516 during the nine months ended September 30, 2006, as compared to $12,005 of net cash during the period from Inception to September 30, 2005.

Investing activities for the nine months ended September 30, 2006 used net cash of $1,121,551, as compared to zero cash used in investing activities during the nine months ended September 30, 2005. The majority of the cash used in the nine months ended September 30, 2006 related to the purchase of 13.5% of ATOLL for $1,126,250.

Financing activities provided $1,801,826 during the nine months ended September 30, 2006 as compared to $12,005 of net cash provided by financing activities during the nine months ended September 30, 2005. The significant increase related to the receipt by the Company during the nine months ended September 30, 2006 of $196,583 of proceeds from shareholder advances, $1,466,493 of proceeds from convertible debt, and $138,750 from the issuance of common stock. The primary source of cash during the nine months ended September 30, 2006 was the foregoing.

While we believe that the proceeds from the current round of financing will be sufficient to consummate the remaining portion of the ATOLL acquisition and fund our general operations through 2007, we will need additional capital in the future to repay the convertible debt that does not convert into common stock of the Company and to possibly expand the manufacturing facilities. While we hope to achieve the foregoing through cash flow, there can be no assurances that we will be successful in achieving the foregoing. To the extent we are not, we may require additional capital to remain viable and to achieve our long-term business objectives. There can be no assurance that such financing will be made available, or if it is made available, on acceptable terms. If a future financing is procured in the form of equity, the shareholdings of the current stockholders of the Company will be diluted.

Going Concern Qualification

The Company's independent auditors have included an explanatory paragraph in their report on the December 31, 2005 financial statements discussing issues which raise substantial doubt about the Company's ability to continue as a "going concern."  The going concern qualification is attributable to the Company's historical operating losses, the Company's lack of cash reserves and capital, and the amount of capital which the Company projects it needs to achieve profitable operations.

RISK FACTORS

We are subject to a high degree of risks. The following risks, if any one or more occurs, could materially harm our business, financial condition or future results of operations. If that occurs, the trading price of our common stock could decline.

The Company has a limited operating history and has experienced operating losses since its inception.

Since our inception, we have experienced losses and have not generated meaningful revenues. As a development stage entity, we may continue to incur losses unless we are able to generate sufficient revenues and cash flows from our various business initiatives outlined in the attached executive summary. If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

The Company’s capitalization is limited and we will require additional funds.

A limiting factor on the growth of the Company, including our ability to penetrate new markets, attract new customers and deliver products and services, in the areas of nuclear facility construction, safety and remediation, wastewater treatment, and power quality, is the limited capitalization of the Company compared to other companies in the industry. The Company believes that currently available capital resources, including a private placement in the first quarter of 2007 will be adequate to fund the remaining $1,000,000 owed to ATOLL as well as our business objectives for several months. However, we will require additional funding in the future to achieve all of our proposed objectives and to repay the Company’s outstanding convertible promissory notes. Any delay in meeting the Company’s anticipated funding schedule will affect the ability of the Company to fully implement its business plan, and in the event the Company is unsuccessful in procuring the requisite additional equity or debt financing, the Company’s business, operating results and financial condition will be materially adversely affected.

A change in the current political landscape in the Russian Federation could have a major impact on the future success of the Company.

The existing and future strategic and contractual relationships between the Company and governmental agencies in the Russian Federation are significantly dependent on the current political environment remaining status quo. Any change, elected or otherwise, in the political landscape in the Russian Federation could have a material adverse effect on the Company’s business, operating results and financial condition.

If the Company fails to establish and maintain key alliances with Russian government agencies responsible for the nuclear waste remediation and power quality industries or enter into strategic relationships or acquire companies which supply products and services to such agencies, the Company’s growth will be limited.

A key component of the Company’s business plan is (i) establishing and maintaining key alliances with Russian government agencies responsible for the nuclear waste remediation and power quality industries, (ii) entering into strategic relationships and acquiring companies, both Russian and foreign, which supply products and services to the Russian Federation government agencies responsible for the domestic and export nuclear markets, and (iii) identifying, developing and acquiring innovative, proprietary technologies which have environmental and economic applications for Russian, European and Asian markets. The Company views each of the foregoing as critically important to its near, mid and long-term strategy, however there can be no assurance that the Company will achieve some, or all, of the foregoing. In the event the Company is unsuccessful, the Company’s overall business, financial condition and results of operations may be materially adversely affected.

The Company’s revenues are difficult to predict given that its various business initiatives are at an early stage.

It is not feasible to predict with assurance the timing or the amount of revenues that the Company will receive from its various business initiatives. Any substantial delay in the introduction of products and services could result in significant delays in revenues and the need to raise additional capital through the issuance of additional equity or debt securities sooner than the Company intends. In view of the emerging nature of certain of the technologies to be offered by the Company, there can be no assurance that the Company will capture market share and that revenues will be sufficient to achieve profitability.

The Company will rely upon various third party manufacturers to produce most of its products and, accordingly, will be subject to risks inherent in outsourcing manufacturing.

Our future success will depend, in large part, on our manufacturers’ ability to meet our customers’ expectations with respect to quality, consistency, and performance. Additionally, we will look to our manufacturing partners to manufacture new products and existing products with design improvements as developed by the Company or third party partners. Further, as we will be competing in a competitive marketplace comprised of numerous multi-billion dollar entities that manufacture products in-house, we will be subject to potential manufacturing delays and other matters outside of our direct control. Unless we acquire a manufacturing facility for each of our products, we will be reliant upon our manufacturing partners, each of which have other clients for which they manufacture products, to produce high quality products on a what we anticipate will be a rapidly increasing production schedule.

The Company will need to sell additional shares of common stock and assume additional debt to finance future growth, the result of which is that our stockholders’ ownership will be diluted and future earnings, if any, will be adversely impacted.

Our business strategy includes expansion through organic growth, acquiring complementary technologies and businesses, and the establishment of additional strategic alliances. To accomplish the foregoing, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company, all of which could negatively impact our results of operations.

Upon the consummation of the acquisition of 50% of ATOLL, we may be subject to product liability claims, and may not have sufficient product liability insurance to cover any claims, thereby potentially exposing us to substantial liabilities.

Upon becoming a 50% owner of ATOLL, the Company could become subject to product liability claims from consumers of ATOLL products. The Company intends to obtain and maintain adequate product liability insurance for ATOLL, but product liability insurance alone may not be sufficient to cover any potential product liability claim. Failure to maintain sufficient insurance coverage could have a material adverse effect on the Company’s business, prospects and results of operations if claims are made that exceed any coverage it obtains.

Any future litigation could harm our business.

We are not currently involved in any lawsuit arising from the ordinary course of business. However, there can be no assurance that we will not at some time in the future experience significant liability in connection with a lawsuit. In such event, the cost to us for the fees and expenses to defend any future lawsuit could have a material adverse effect on our financial condition, results of operations or cash flow.

Currency rate fluctuations may have an adverse effect on our business and results of operations.

We expect to derive most, if not all, of our revenues from operations outside of the U.S. As a result, the majority of our revenues will typically be denominated in their local currencies, and our operating results may be affected by changes in the relative values of the applicable non-U.S. currencies and the U.S. dollar. We are not utilizing hedging instruments, nor do we anticipate doing so in the future.

We are dependent on our key personnel and will have a need for additional personnel.

The Company’s future performance will be substantially dependent on the continued services and on the performance of our senior management. In particular, Dr. Valery Lebedev, Chief Executive Officer, Alexander Stepanenko, Chief Operating Officer, Peter Goerke, Executive Vice President, and Dr. Hans-Jürgen Engelmann, Project Manager for Shielding Materials and Technology. The Company’s performance also depends on our ability to attract, retain and motivate additional key employees. The loss of the services of Messrs. Lebedev, Stepanenko, Goerke or Engelmann, or any other key personnel could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not entered into employment agreements with, and do not currently carry key man insurance on, any of the foregoing parties. We anticipate doing so in the future.

The anticipated completion of the 50% acquisition of ATOLL along with the various strategic partnerships and other business initiatives are anticipated to result in an increase in the demands on our management and our operating systems and internal controls.

Any future growth may strain existing management resources and operational, financial, human and management information systems and controls, which may not be adequate to support our operations and will require us to develop further financial and management controls, reporting systems and procedures. There can be no assurance that we will be able to develop such controls, systems or procedures effectively, or on a timely basis. Our failure to do so could have a material adverse effect on our internal controls, business, operating results and financial condition.

We intend to issue stock options and restricted stock to our directors, officers, key employees and consultants in the future under our 2007 Stock Option and Incentive Plan which will have a dilutive effect on our book value.

We have implemented our 2007 Stock Option and Incentive Plan to provide a mechanism for issuance of stock options and restricted stock to our officers, directors, key employees and consultants. As of December 31, 2006, we have not issued any options to purchase shares of common stock thereunder. Because stock options granted under the Plan will generally only be exercised when the exercise price for such option is below the then market value of our common stock, the exercise of stock options will cause dilution to the book value per share of our common stock. The grant of restricted stock awards will have a similar dilutive effect on our book value.

Although we generally enter into confidentiality and non-compete agreements with all of our employees and consultants, if we are unable to protect our proprietary information against unauthorized use by others, our competitive position could be harmed.

Our proprietary information is critically important to our competitive position and is a significant aspect of the products we provide. If we are unable to protect our proprietary information against unauthorized use by others, our competitive position could be harmed. We generally enter into confidentiality and non-compete agreements with our employees and consultants, and control access to, and distribution of, our documentation and other proprietary information. Despite these precautions, we cannot assure you that these strategies will be adequate to prevent misappropriation of our proprietary information. Therefore, we could be required to expend significant amounts to defend our rights to proprietary information in the future if a breach were to occur. No assurance can be given that we will have the financial ability to defend and/or protect our proprietary rights.

There is a very limited market for the securities of the Company at this time.

Our common stock currently trades on the Pink Sheets and there is a very limited market. In addition, our common stock is considered a "penny stock" which subjects our shares to rules affecting their ability to be sold. Under the penny stock regulations, a broker-dealer selling penny stocks to anyone other than an established customer or “accredited investor" (generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to (i) deliver, prior to any transaction involving a penny stock, a disclosure schedule relating to the penny stock, (ii) to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities, (iii) send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

We are not yet certified as being in compliance with the internal control rules required by the Sarbanes-Oxley Act of 2002.

The primary purpose of filing his Form 10-SB is to become a fully reporting company under the Exchange Act and to have the Company’s common stock quoted on the OTCBB. Once we become a fully reporting company, Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) will apply. The Securities and Exchange Commission (“Commission”) adopted Section 404 to require public companies to include a report of management’s internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of our internal controls. We are presently not subject to these requirements for the fiscal year ended December 31, 2006, however, when we become a reporting company under the Exchange Act, we will be subject to these requirements.

While we expect to allocate significant resources to develop the necessary documentation and testing procedures required by Section 404 of SOX, there is a risk that we will not comply with all of the requirements imposed by this rule. In the event we identify significant deficiencies or material weaknesses in our internal controls, taking into account the companies we intend to acquire, that we cannot correct in a timely manner or we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that the independent registered public accounting firm that we retain is unable to rely on our internal controls in connection with their audit or our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed

We do not intend to pay dividends on our common stock in the foreseeable future.

Our current plan is to reinvest all future earnings, if applicable, for working capital, future acquisitions, marketing and capital expenditures. Therefore, stockholders in the Company should not expect to receive dividends on their shares of common stock.

The Company’s articles of incorporation, bylaws and state law contain provisions that preserve current management.

Provisions of state law, the Company’s articles of incorporation and by-laws may discourage, delay or prevent a change in the Company’s management team that stockholders may consider favorable. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;
•	permitting stockholder action by written consent; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings

These provisions could allow the Company’s board of directors to affect the investor’s rights as a stockholder since the board of directors can make it more difficult for preferred stockholders or common stockholders to replace members of the board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could in turn affect any attempt to replace the current or future management team.

ITEM 3.            DESCRIPTION OF PROPERTY.

We lease approximately 1,000 square feet of office space in Moscow, Russia located at 119526 Moscow, Leninskij prospekt 146, Suite 332. The monthly lease rate is $4,300 and the lease has a term of 12-months, expiring on December 31, 2007.

We lease executive office (shared) space in Berlin, Germany located at Friedrichstrasse 200, 7th Floor 10117 Berlin, Germany. The lease is month-month and has a lease rate of $3,000 per month.

ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table is a list of the beneficial ownership of common stock as of February 9, 2007 of (i) all persons who beneficially owned more than 5% of our outstanding common stock, (ii) all directors, (iii) all executive officers and (iv) all directors and executive officers as a group, according to record-ownership listings as of that date.

The beneficial ownership is calculated based on 34,735,573 shares of common stock outstanding as of February 9, 2007. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities and, accordingly, includes shares issuable upon exercise of options that are exercisable within 60 days of February 9, 2007.

Unless otherwise indicated, the persons identified in this table have sole voting and sole investment powers with regard to the shares beneficially owned and have the following address, c/o Nucon-RF, Inc., 119526 Moscow, Leninskij prospekt 146, Suite 332.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class

Common	Valery A. Lebedev, Ph.D. - CEO	3,333,334	9.60%
Common	J. Holt Smith - President (1)	1,363,000	3.92%
Common	Alexander S. Stepanenko - COO	3,333,333	9.60%
Common	J.P. Todd Sinclair (1) - CFO	432,000	1.24%
Common	Peter Goerke - EVP & Secretary	3,333,333	9.60%
Common	Lawrence C. McQuade - Chairman	100,000	*
	Officers and Directors as a Group (6 parties)	11,895,000	34.24%

* Represents less than 1%.
(1) Each of the parties named above have sole voting and investment power
(2) The business address for Messrs. Smith and Sinclair is c/o Nucon-RF, Inc., 1574 Gulf Rd., # 242, Point Roberts, WA 98281.

CHANGES IN CONTROL

There are no arrangements which may result in a change in control.

ITEM 5            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Name	Age	Title

Prof. Valery A. Lebedev, Ph.D.	65	Chief Executive Officer

Lawrence C. McQuade, JD	79	Chairman of the Board

J. Holt Smith, Esq.	65	President and Director

Alexander S. Stepanenko	45	Chief Operating Officer

J.P. Todd Sinclair	56	Chief Financial Officer

Peter Goerke	45	Executive Vice President and Secretary

Dr. Hans-Jürgen Engelmann	71	Director of Project and Sales Division -
		Shielding & Encapsulation EU

Professor Valery A. Lebedev, PhD, is the Chief Executive Officer of Nucon. Prof. Lebedev is the former General Director of the Mining Chemical Combine at Zhelesnogorsk where Nucon plans on conducting a portion of its nuclear waste remediation business. After receiving his PhD from the Moscow Institute of Energetics, Prof. Lebedev rapidly advanced at the Mining Chemical Combine from Engineer to General Director of the facility. During this time, Prof. Lebedev was appointed as the Deputy Minister of the Ministry of Atomic Energy (1999-2002). Through his scientific and management skills and persistence, Prof. Lebedev has gained the trust and confidence of his colleagues in the international nuclear industry which provides NUCON with an essential advantage in its marketing activities. Prof. Lebedev enjoys the highest status of science in the Russian Federation as an Academician of the Russian Federation Academy of Science.

Lawrence C. McQuade serves as the Chairman of the Board of Nucon for a term concluding at the Company’s 2008 annual stockholders meeting. Mr. McQuade is currently a founder and partner of River Capital International, a financial services company which focuses on Russia and Eastern Europe, and manages the Volga Fund - an open ended limited partnership investing in Russian securities. Mr. McQuade also serves as the Chairman of Qualitas International and worked with Price Waterhouse as co-advisor to the Russian Federal Securities Commission in establishing the Russian mutual fund industry. Mr. McQuade was previously the Vice Chairman of Prudential-Bache Mutual Fund Management, the Executive Vice President and Director of W.R. Grace & Co and the President and CEO of Procon Incorporated. Mr. McQuade has held many public positions in the U.S. government including Assistant Secretary of the U.S. Department of Commerce and Assistant Secretary of the U.S. Department of Defense. Lastly, Mr. McQuade has also served as director, chairman or trustee on over 20 prestigious councils and commissions throughout his career, including the U.S. Council on Foreign Relations, the President’s Commission on White House Fellows and the Foreign Policy Institute. Mr. McQuade graduated from Yale with a B.A. in Economics, Oxford with a B.A. in Jurisprudence (Rhodes Scholar) and Harvard Law School with a LLB.

J. Holt Smith serves as President and a Director of Nucon. Mr. Smith’s term as a director concludes at the Company’s 2008 annual stockholders meeting. Mr. Smith commenced his career in 1967 when he joined the Fort Worth, Texas law firm of McDonald, Sanders, Ginsburg, Phillips, Maddox and Newkirk, becoming a partner in 4 years. In 1979, he joined The United States Trust Company of New York opening their Beverly Hills, California office. In 1980, he became a member of the Los Angeles law firm of Bushkin, Gaims, Gaines and Jonas serving as head of the Securities Department. From 1988 to present he practiced law with his own firm, Smith & Associates during which time he also joined the politically active firm of Kelley, Lytton & Vann in Los Angeles. Mr. Smith brings a wealth of experience in business and securities law that will be instrumental in guiding NUCON through its stages of growth. Mr. Smith is a graduate of Vanderbilt University with a Bachelor of Arts degree in English and Philosophy and a Juris Doctorate degree in Law in 1966.

Alexander S. Stepanenko serves as Chief Operating Officer of Nucon overseeing all marketing and operations at NUCON. Mr. Stepanenko was educated and employed as a lawyer in Russia between 1987 and 1996. In addition, he served for over 10 years as Managing Director for several Russian companies including an auto trade group, a construction services company, and a German-based shipping and forwarding company. As a result of his professional experience over the last 20 years, Mr. Stepanenko has significant expertise in marketing, negotiations, import/export operations and legal issues.

J.P. Todd Sinclair serves as Chief Financial Officer of NUCON. Mr. Sinclair commenced his career as an auditor with Price Waterhouse and served in various capacities for a period of eight years. From 1985 to 1992, Mr. Sinclair served as Chief Financial Officer and Secretary of XCAN Grain Ltd., at that time Canada’s largest privately owned grain exporter with annual sales and shipment of grains in excess of $500 million dollars. Mr. Sinclair oversaw all foreign exchange activities, documentary negotiations and trade finance (over $100 million dollars of lines of credit). From 1992 to 1994, Mr. Sinclair served as Controller/Chief Financial Officer of BSE Limited, Canada’s largest golf course contractor/builder. From 1994 to 1996, Mr. Sinclair served as Vice President Finance and Corporate Secretary of AVCAN Limited, a publicly traded company involved in early stage GPS technology. Since 1997, Mr. Sinclair served as a consultant to several public and private operating companies. Mr. Sinclair received a Bachelor of Arts (Hons) and Bachelor of Commerce (Hons) from the University of Manitoba. Mr. Sinclair received his Chartered Accountant designation from the Canadian Institute of Chartered Accountants

Peter Goerke serves as Executive Vice President and Secretary. Mr. Goerke was born in East Germany and was educated in Russia at the prestigious Moscow State Institute for International Relations and has been conducting business in Russia and the Former Soviet Union for the past 22 years. With a specialization in economics and business administration, Mr. Goerke was appointed to assist in the post-unification efforts of Germany as the representative in Siberia of the Unification Agency of the German government, the Treuhandanstalt, in 1993. Mr. Goerke has consulted for many German companies doing business in Russia and has also taught economics, business administration and economic law at the Deutsche Private Finanzakademie AG in Munich. Mr. Goerke’s talents in facilitating business between Germany, the US and Russia and his fluency in German, Russian and English have made him an integral part of the Nucon team.

Dr. Hans-Jürgen Engelmann serves as Nucon’s Project Manager for Shielding Materials and Technology. Dr. Engelmann is a recognized expert in shielding materials and has devoted his career since 1965 to this field. Dr. Engelmann has held many important government positions, the last being the Head and General Division Manager of the "Technology and Development" division of DBE (Deutsche Gesellschaft zum Bau und Betrieb fur Abfallstoffe m.b.H, Peine Germany), and as Deputy Manager of "CASSIOPEE", a government agency responsible for nuclear safety. Previously, Dr. Engelmann was employed in the waste management research division of DBE and was charged with the development and procurement of shielding containers for transport of radioactive waste and design of technical systems of storage and final disposal including planning, layout, and transaction of transport of radioactive waste. Dr. Engelmann currently has active membership in the following societies: Member of the Club of Agencies in Europe; Member of the CEG (Contact Expert Group) of the IAEA (International Atomic Energy Agency) for supporting Russia; and Member of the German Nuclear Society.

During the past five years, no director, person nominated to be a director, executive officer, promoter or control person of the Company has been involved in any of the following:

(1)	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Being subject to any order, judgment or decree, not subsequently reversed , suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; and

(4)	Being found by a court of competent jurisdiction (in a civil action), the Commission or the

ITEM 6.          EXECUTIVE COMPENSATION.

The following information is provided concerning the compensation of the named executive officers for the last two fiscal years:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation	Total
		$	$	$	$	$	$	$	$
Valery A. Lebedev, Ph.D. -	2006	100,000						12,000	112,000
CEO	2005	24,000						4,000	28,000
J. Holt Smith -	2006	48,000		48,000					96,000
President	2005	16,000		16,000					32,000
Alexander S. Stepanenko -	2006	72,000						12,000	84,000
COO	2005	24,000						4,000	28,000
J.P. Todd Sinclair - CFO	2006	32,000		32,000					64,000
Peter Goerke -	2006	72,000						1,000	84,000
EVP and Secretary	2005	24,000						1,000	36,000

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the period August 25, 2005 through June 30, 2006, our President, J. Holt Smith, loaned the Company a total of $20,000 (“Loan”). The Loan was non interest bearing. On July 1, 2006, Mr. Smith converted the Loan into 259,740 shares of common stock, or $0.07 per share.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.          DESCRIPTION OF SECURITIES.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.001 par value. As of December 31, 2006, there are 34,735,573 shares of common stock issued and outstanding. Of the foregoing amount, the public float consists of 3,359,500 unrestricted and freely tradable shares. The remaining 31,376,073 issued and outstanding shares of common stock are restricted. Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The approval of proposals submitted to shareholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations). Shareholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after payment of the liquidation preference on the then outstanding preferred stock, if any, and liabilities. The holders of shares of Common Stock have no preemptive, conversion or subscription rights. All shares of common stock issued upon either the conversion of the 8% convertible promissory notes or the exercise of the warrants to purchase common stock issued in connection therewith, shall be, when issued, fully paid and non-assessable.

Preferred Stock

The Company has designated two classes of preferred stock; Class A and Class B Preferred Stock. Each class has 5,000,000 shares authorized and is convertible into common stock as follows: (i) Class A preferred stock converts at the rate of one preferred share for ten common shares; and (ii) Class B Preferred stock converts at the rate of one preferred share for twelve shares of common stock. The preferred stock is non-voting. The other designation, rights, preferences and privileges of preferred stock shall be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without soliciting stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights or privileges. Preferred stock with dividend, liquidation, conversion, voting or other rights or privileges could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

Convertible Notes

As of February 9, 2007, there were 8% convertible promissory notes outstanding in the original principal amount of $2,166,000. The convertible notes, together with accrued interest thereon, are convertible into 2,888,000 shares of common stock (assumes conversion price of $0.75 per share) as of such date.

Options

As of February 9, 2007, there are no outstanding options to purchase common stock. However, the Company intends to implement its 2007 Stock Option and Incentive Plan in the first half of 2007 which will provide the mechanism for the Board of Directors, upon the recommendation of the Compensation Committee, to issue stock options or restricted stock awards to executive officers, directors, employees and key consultants to the Company. The Board of Directors is currently considering the number of shares of common stock to reserve pursuant to the 2007 Stock Option and Incentive Plan.

Warrants

As of February 9, 2007, there are warrants outstanding to purchase 1,866,985 shares of common stock with exercise prices ranging from $0.10 per share to $1.50 per share. The weighted average exercise price of the outstanding warrants is $1.125 per share.

Dividends

The Company has not declared any cash dividends on its common stock in the last two fiscal years. The payment of dividends in the future, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any.

Transfer Agent

Our independent stock transfer agent is Signature Stock Transfer, Inc., located at One Preston Park, 2301 Ohio Drive, Suite 100, Plano, TX 75093, (972) 612-4122.

PART II

ITEM 1.        MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is currently quoted on the Pink Sheets Electronic Interdealer Quotation and Trading System under the symbol “NNRF.PK.”

For the periods indicated, commencing with the date on which Nucon merged with Stafford Energy, Inc., May 23, 2006, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2006
Second Quarter (May 23-June 2006)	2.20	1.01
Third Quarter (July-September, 2006)	1.42	.70
Fourth Quarter (October-December 2006)	1.01	.60

Fiscal Year 2007

First Quarter (January 1 - February 9)	.83	.56

On February 9, 2007, the closing bid price of our common stock was $0.83.

Holders of Record

As of February 9, 2007 we had approximately 162 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

ITEM 2.          LEGAL PROCEEDINGS.

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 3.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the year ended December 31, 2005 or any interim period. We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES.

In May 2006, the Company issued 3,000,000 shares of common stock to two individuals in consideration for the settlement of $3,000 owed to the individuals and for services rendered to the Company. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Rule 506 promulgated thereunder. Each offeree was provided access to the financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for the monies owed to them by them by the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

On May 23, 2006, the Company issued 22,500,000 shares of common stock in exchange for 100% of the issued and outstanding common stock of Nucon, Inc., a Nevada corporation, in conjunction with the Merger and Plan of Share Exchange between Stafford Energy, Inc. and Nucon, Inc. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the financial statements and any other information of Stafford Energy, Inc. that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for their shares of common stock of Nucon, Inc. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks associated with the share exchange.

On June 1, 2006, the Company issued a total of 1,080,000 shares of common stock to various consultants for services consisting of legal, accounting, marketing, strategic and financial consulting. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

During the period from inception through June 30, 2006, the Company received $342,128 in loans from various third parties shareholders. The loans were non-interest bearing and were payable on demand. On July 1, 2006, the lenders made demand on the Company, and the Company agreed to the conversion of $342,128 of outstanding principal into 4,593,073 shares of common stock, conversion of $0.07 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for their outstanding loans. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of exchanging their outstanding notes for shares of common stock in the Company.

On July 1, 2006, the Company sold 185,000 shares of common stock to several third parties in consideration for $138,750, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase shares of common stock of the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

On September 10, 2006, the Company issued 400,000 common shares to a consultant for public relation services rendered to the Company. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. The offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. The offeree was deemed to have the financial or business experience necessary to evaluate the risks of the foregoing decision.

During October and November 2006, the Company sold 144,000 shares of common stock to several third parties in consideration for $108,000, or $0.75 per share. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase shares of common stock of the Company. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

During the period commencing in late July 2006 and through February 9, 2007, the Company has issued 8% convertible promissory notes (“Notes”) in the collective original principal amount of $2,199,750. The Notes have a term of two (2) years and bear simple interest at the rate of 8% per annum, payable at maturity. The Notes are convertible as follows (i) at seventy-five ($0.75) cents per share at any time prior to the Company’s common stock being quoted on the OTCBB; (ii) for a period of ninety (90) days from the date the Company’s common stock is quoted on the OTCBB, at the lesser of a 25% discount to the closing price on the business day preceding the date of conversion or One ($1.00) Dollar with a floor of seventy-five ($0.75) cents; or (iii) thereafter, at the greater of a 25% discount to the closing price on the business day preceding the date of conversion or seventy-five ($0.75) cents. In addition, as of February 9, 2007, the Company has issued warrants to purchase 1,099,875 shares of common stock, exercisable for a period of two (2) years at $1.50 per share (“Warrants”). The Notes and Warrants have been placed by Mercer Capital Ltd. (“Mercer”) on a best efforts basis. Mercer receives (i) a commission of ten (10%) percent and a non-accountable expense allowance of three (3%) percent on all Notes sold, and (ii) a warrant to purchase shares of common stock equal to ten (10%) percent of the common stock issuable upon conversion of the Notes (“Mercer Warrants”). The Mercer Warrants are exercisable on a cashless basis at the rate of $1.50 per share for a period of five (5) years. The issuance of the above securities was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Act and Rule 506 promulgated thereunder. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to purchase the Notes. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

ITEM 5.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent legally permissible under the law of the State of Nevada; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada Revised Statutes; or (iv) such indemnification is required to be made under the Bylaws. The Company is aware that in the opinion of the Commission indemnification of officers and directors is against public policy.

STAFFORD ENERGY INC. AND SUBSIDIARIES

HANSEN, BARNETT & MAXWELL
A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Stafford Energy, Inc.

We have audited the accompanying consolidated balance sheets of Stafford Energy, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stafford Energy, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, during the years ended December 31, 2005 and 2004 the Company incurred losses from operations and had negative cash flows from operating activities. As of December 31, 2005, the Company had a working capital deficiency of $152,314 and an accumulated deficit of $2,104,985. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
September 20, 2006

F-1

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
	2005	2004
ASSETS
Current Assets
Cash	$4,397	$7,570
Receivables	42,803	53,971
Inventory	5,983	-
Total Current Assets	53,183	61,541
Total Assets	$53,183	$61,541

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$76,327	$50,007
Management fees payable	90,759	108,000
Working capital advance	23,974	-
Accrued liabilities	14,437	1,985
Total Current Liabilities	205,497	159,992

Stockholders' Deficit
Preferred shares - $0.001 par value 10,000,000 shares authorized: no shares
issued or outstanding	-	-
Common shares - $0.001 par value; 100,000,000 shares authorized:
176,829 shares issued and outstanding	177	177
Additional paid-in capital	2,078,094	2,078,094
Accumulated deficit	(2,104,985)	(2,055,225)
Other comprehensive loss	(125,600)	(121,497)
Total Stockholders' Deficit	(152,314)	(98,451)
Total Liabilities and Stockholders' Deficit	$53,183	$61,541

The accompanying notes are an integral part of these consolidated financial statements

F-2

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2005	2004
Sales	$93,216	$13,732
Cost of sales	51,751	16,212
Gross Profit (Loss)	41,465	(2,480)
Operating Expenses
Selling and marketing	3,530	427
Research and development	37,390	126,421
General and administrative expenses	50,469	396,468
Foreign currency (gain) loss	(164)	3,464
Impaired purchase Price
Total Operating Expenses	91,225	526,780
Net Loss	(49,760)	(529,260)
Basic and Diluted Loss Per Common Share	(0.28)	(4.69)
Basic and Diluted Weighted-Average Common Shares Outstanding	176,829	112,741

The accompanying notes are an integral part of these consolidated financial statements
F-3

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Common Shares		Additional Paid-in	Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit
Balance - December 31, 2003	67,370	68	1,366,442	(130,919)	(1,525,965)	$(290,374)
Foreign currency translation	-	-	-	9,422	-	9,422
Net loss	-	-	-	-	(529,260)	(529,260)
Comprehensive loss						(519,838)

Shares issued in acquisition of Abucco	83,020	82	(17,472)	-	-	(17,390)
Shares issued for cash	15,029	15	331,615	-	-	331,630
Shares issued for services	8,800	9	241,991	-	-	242,000
Shares issued for settlement of accrued liabilities	5,686	6	155,515	-	-	155,521
Shares redeemed	(3,076)	(3)	3	-	-	-
Balance - December 31, 2004	176,829	177	2,078,094	(121,497)	(2,055,225)	$(98,451)
Foreign currency translation	-	-	-	(4,103)	-	(4,103)
Net loss	-	-	-	-	(49,760)	(49,760)
Comprehensive loss						(53,863)
Balance - December 31, 2005	176,829	177	2,078,094	(125,600)	(2,104,985)	$(152,314)

The accompanying notes are an integral part of these consolidated financial statements
F-4

STAFFORD ENERGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004
Cash Flows from Operating Activities:
Net loss	$(49,760)	$(529,260)
Adjustments to reconcile net loss to net cash
from operating activities:
Loss on disposal of equipment	-	35,601
Foreign currency exchange gain	-	(3,464)
Purchased research and development from Abucco acquisition	-	51,742
Common stock issued for services	-	250,103
Changes in assets and liabilities:
Accounts and other receivables	12,136	(8,775)
Inventory	(5,785)	-
Management fees payable	(19,349)	3,911
Accounts payable and accrued liabilities	35,798	(113,955)

Net Cash from Operating Activities	(26,960)	(314,097)

Cash Flows from Investing Activities:
Advances to Abucco	-	(15,385)
Cash acquired in acquisition of Abucco	-	785
Proceeds from sale of equipment	-	361
Net Cash from Investing Activities	-	(14,239)

Cash Flows from Financing Activities
Working capital advances	23,182	-
Proceeds from issuance of common stock	-	329,782

Cash Flows from Financing Activities:	23,182	329,782
Effect of Exchange Rate Changes on Cash	605	4,179
Net Change in Cash	(3,173)	5,625
Cash at Beginning of Period	7,570	1,945
Cash at End of Period	$4,397	$7,570

Noncash Investing and Financing Activities:
Common stock issued for reduction of liabilities	-	162,045
Purchase of Abucco with common shares, net of cash acquired	-	(18,779)

The accompanying notes are an integral part of these consolidated financial statements
F-5

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Stafford Energy Inc. (formerly known as Stafford Ventures Inc., Zenxus Inc. and Pacific Hothouses Inc.) was organized under the laws of the State of Nevada on February 16, 1999 (date of inception).

Basis of Presentation - The accompanying consolidated financial statements present the consolidated financial position of Stafford Energy Inc. and its subsidiaries and the results of their operations and their cash flows in accordance with accounting principles generally accepted in the United States of America. The consolidated entities are referred to hereafter as Stafford or the Company.

Consolidation - The accompanying consolidated financial statements include the accounts of Stafford Energy Inc. and its wholly-owned subsidiaries Abucco Technologies Inc. (Abucco) and Stafford Energy Canada Inc. Inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operations - The Company through its subsidiaries is in the business of developing and marketing wireless monitoring and control devices. These devices serve the asset security theft prevention and vandalism market and the remote variable control market. The Company's primary operations are conducted from Vancouver, Canada.

The Canadian dollar is the functional currency for the Company's consolidated operations. Assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date. Revenues, expenses, gains and losses are translated at average exchange rates during the period. Foreign currency translation adjustments are included as a component of other comprehensive (loss) gain.

Business Condition - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements the Company has nominal revenues, losses from operations and has a working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations.

Subsequent to December 31, 2005, the Company entered into a reverse acquisition with NuCon Inc. It is currently unknown whether this transaction will allow the Company to continue as a going concern.

F-6

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Values of Financial Instruments - Due to their near-term nature, the amounts reported as cash, trade accounts receivable, accounts payable, and accrued liabilities are considered to be reasonable approximations of their fair values.

Inventory - Inventory includes purchased products for resale and materials and supplies necessary to manufacture the Company’s products and is stated at the lower of cost (using the first-in, first-out method) or market value. Provisions, when required, are made to reduce excess and expired inventory to its estimated net realizable value.

Revenue Recognition - Revenues from sales are recognized at the time of unit commissioning. The Company charges a per-client, per-month repetitive service fee, regardless of the services provided.

Basic and Diluted Loss per Share - The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents consisting of 7,423 stock options are not included in the diluted earnings per share calculation as their effect is antidilutive.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the balances of existing assets and liabilities on the Company's financial statements and their respective tax bases and attributable to operating loss carry forwards. Deferred taxes are computed at the enacted tax rates for the periods when such amounts are expected to be realized or settled.

Stock Based Compensation - The Company accounts for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Under APB 25, compensation expense is recognized if an option’s exercise price on the measurement date is below the fair value of the Company’s common stock. The Company accounts for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

F-7

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with stock option grants to employees during 2004, the Company recorded no compensation expense due to the exercise price and the deemed fair market value of the common stock on the date of grant was the same. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net income would have decreased to the pro forma amounts indicated below for the year ended December 31, 2004:

Net loss applicable to common shareholders, as reported	$(529,260)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(112,042)
Pro forma net loss applicable to common shareholders	$(641,302)
Basic and diluted loss per common share as reported	$(4.69)
Basic and diluted loss per common share pro forma	$(5.69)

The above fair value has been computed using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted-average assumptions used as well as the weighted average fair value per share are as follows:

Expected dividend yield	-
Risk free interest rate	3.66%
Expected volatility	150%
Expected life (in years)	5.00
Weighted average fair value per share	$15.09

NOTE 2 - ACQUISITION OF ABUCCO TECHNOLOGIES, INC.

On June 30, 2004, the Company acquired 100% of the outstanding common stock of Abucco Technologies Inc. (Abucco) in exchange for the issuance of 83,020 shares of common stock. On June 29, 2004, Stafford had 83,020 shares of common stock outstanding prior to the shares issued to acquire Abucco. Therefore, the shares issued to the Abucco shareholders represented 50% of the shares outstanding after the issuance. However, on that date, Stafford also had stock options outstanding to purchase 7,423 shares of common stock. As a result, Stafford had common stock and options outstanding for 90,443 shares of common stock, Stafford controlled the board of directors and management after the acquisition and, therefore, Stafford was considered to have acquired Abucco.

Prior to its acquisition, Abucco was developing, beta testing and marketing its wireless monitoring and control devices. Its planned level of operations had not been obtained and Abucco was not considered a business. The acquisition of Abucco was recognized as a non-monetary acquisition of assets and assumptions of liabilities, and was recognized based on the fair values of the assets received and the liabilities assumed. The results of Abucco’s operations have been included in the consolidated financial statements since June 30, 2004.

F-8

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the allocated values of the assets and liabilities acquired at June 30, 2004:

Cash	$758
Investment tax credit receivable	42,840
Purchased research and development	50,000
Accounts payable	(20,059)
Other liabilities	(1,662)
Payable-related party	(89,267)
Net liabilities assumed	$(17,390)

As part of the acquisition, $50,000 was assigned to in-process research and development assets that were written off at the date of acquisition.

F-9

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3-INCOME TAXES

Deferred tax assets and liabilities are as follows:

	2005	2004
Operating loss carry forwards	$948,660	$907,036
Less: Valuation allowance	(948,660)	(907,036)
Net Deferred Tax Asset	$-	$-

The following is a reconciliation of the amount of tax that would result from applying the federal rate to pretax income with the provision for income taxes:

	2005	2004
Tax expense at stautory rate (34%)	$(16,918)	$(179,948)
Nontaxable differences	(23,710)	323
Change in deferred tax asset valuation allowance	41,623	189,210
Effect of actual tax rates lower than statutory rate	(995)	(9,585)
Net Income Tax Expense	$-	$-

As of As of December 31, 2005, the Company has Canadian loss carry forwards of approximately $2,359,175 which expire between 2006 and 2012.

NOTE 4-STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 common shares with a par value of $0.001 per share. The Company has designated two classes of preferred stock; Class A and Class B Preferred Stock. Each class has 5,000,000 shares authorized and is convertible into common stock at 1 preferred for 10 and 12 common shares respectively. The preferred stock is non-voting and may have such rights, preferences and other limitations as determined by the Board of Directors.

During the year ended December 31, 2004 the Company issued 14,486 common shares to satisfy liabilities and for services rendered. The shares issued were valued at what management considered being market value on the date of issuance.

NOTE 5-WORKING CAPITAL ADVANCE

During 2005, the Company received a $23,974 advance to cover operating expenses. This advance is due on demand and bears no interest.

F-10

STAFFORD ENERGY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6-STOCK OPTIONS

The Company has adopted a benefit plan (the Plan). Under the Plan, the Company may issue shares of the Company’s stock or grant options or warrants to acquire the Company’s common stock form time to time employees, directors, officers, consultants or advisors of the Company on the terms and conditions set forth in the Plan. In addition, at the discretion of the Board of Directors, stock may be granted under this plan to other individuals, including consultants or advisors who contribute to the success of the Company but are not employees of the Company. During 2004, certain employees received options to purchase 7,423 shares of common stock at $16.50 per share. These shares vested immediately and would have expired in April 2009. These options were cancelled in 2006.

Stock option activity under the Plan for the years ended December 31, 2004 and 2005 is as follows:

		Exercise Price
Outstanding at January 1, 2004	-	$-
Granted	7,423	$16.50
Outstanding at December 31, 2004	7,423	$16.50
Granted	-	$-
Outstanding at December 31, 2005	7,423	$16.50
Excercisable at December 31, 2004	7,423	$16.50
Excercisable at December 31, 2005	7,423	$16.50

NOTE 7-SUBSEQUENT EVENTS (UNAUDITED)

During the first quarter of 2006, the company settled outstanding management fees of $10,000 by converting this debt into preferred shares. The preferred shares were subsequently converted into 181,818 common shares.

On May 1, 2006, the Company effected a 1:275 stock split. The accompanying financial statements reflect the stock split as though it had occurred at the Company’s inception.

In May 2006, the Company issued 3,000,000 common shares in settlement of outstanding obligations totaling $3,000.

On May 23, 2006, the Company entered into an agreement whereby the Company issued 22,500,000 common shares to NuCon, Inc. for all of their outstanding shares in a tax free exchange. The transaction will be accounted for as a reverse acquisition with NuCon, Inc. being the surviving entity. After the share exchange NuCon shareholders will represent 87% of the total outstanding common shares of the Company.

F-11

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)

HANSEN, BARNETT & MAXWELL
A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Nucon-RF, Inc.

We have audited the accompanying consolidated balance sheet of Nucon-RF, Inc. and subsidiaries (a development stage company) as of December 31, 2005 and the related consolidated statement of operations, stockholders’ deficit, and cash flows for the period from August 25, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Nucon-RF, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the period from August 25, 2005 (date of inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company is a development stage enterprise that has experienced losses from operations and negative cash flows from operating activities since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
October 24, 2006

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current Assets
Cash	$101,632	$26,893
Accounts receivable	18,049	-
Inventory	3,609	-
Prepaid expenses	6,249	11,361
Total Current Assets	129,539	38,254
Equipment, net of $3,179 and $1,272 of accumulated depreciation	9,678	10,541
Deferred loan costs, net	311,743	-
Investment, at cost	1,126,250	-
Total Assets	$1,577,210	$48,795
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$107,235	$8,000
Management fee payable	415,093	142,499
Accrued interest	17,048	-
Shareholder advances	43,041	147,601
Total Current Liabilities	582,417	298,100
Long-Term Convertible Notes Payable,
net of unamortized discounts of $1,169,517	563,733	-
Stockholders' Equity (Deficit)
Class A Preferred Stock - $0.001 par value; 5,000,000 shares authorized;
none outstanding	-	-
Class B Preferred Stock - $0.001 par value; 5,000,000 shares authorized;
none outstanding	-	-
Common shares - $0.001 par value; 100,000,000 shares authorized;
32,117,573 shares and 22,500,000 shares outstanding, respectively	32,117	22,500
Additional paid-in capital (deficit)	11,596,146	(17,500)
Deficit accumulated during the development stage	(11,193,819)	(254,305)
Other comprehensive loss	(3,384)	-
Total Stockholders' Equity (Deficit)	431,060	(249,305)
Total Liabilities and Stockholders' Equity (Deficit)	$1,577,210	$48,795

The accompanying notes are an integral part of these financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period from	For the Period from	For the Period from
		August 25, 2005	August 25, 2005	August 25, 2005
	For the Nine	(Date of Inception)	(Date of Inception)	(Date of Inception)
	Months Ended	through	through	through
	September 30,	September 30,	December 31,	September 30,
	2006	2005	2005	2006
	(Unaudited)	(Unaudited)		(Unaudited)
Sales	$5,237	$-	$-	$5,237
Cost of Sales	1,631	-	-	1,631
Gross Profit	3,606	-	-	3,606
Operating Expenses
General and administrative expenses	6,121,004	52,717	254,018	6,375,022
Foreign currency exchange loss	1,187	-	287	1,474
Total Operating Expenses	6,122,191	52,717	254,305	6,376,496
Interest Expense	4,820,929	-	-	4,820,929
Net Loss	$(10,939,514)	$(52,717)	$(254,305)	$(11,193,819)
Basic and Diluted Loss Per Share	$(0.42)	$(0.00)	$(0.01)
Basic and Diluted Weighted-Average
Common Shares Outstanding	26,164,376	22,500,000	22,500,000

The accompanying notes are an integral part of these financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Deficit
			Additional	Accumulated		Total
			Paid-in	During the	Other	Stockholders'
	Common Shares		Capital	Development	Comprehensive	Equity
	Shares	Amount	(Deficit)	Stage	Loss	(Deficit)

August 25, 2005 (Date of Inception)	-	$-	$-	$-	$-	$-

Issuance of common shares for cash:
August 2005 - $0.0002 per share	22,500,000	22,500	(17,500)	-	-	5,000

Net loss	-	-	-	(254,305)	-	(254,305)

Balance - December 31, 2005	22,500,000	22,500	(17,500)	(254,305)	-	(249,305)

Net loss (unaudited)	-	-	-	(10,939,514)	-	(10,939,514)

Foreign currency translation adjustment (unaudited)	-	-	-	-	(3,384)	(3,384)

Comprehensive Loss (Unaudited)						(10,942,898)

Acquisition of Stafford - May 2006 (unaudited)	359,500	359	(136,542)	-	-	(136,183)

Issuance of common shares for cash:
July 2006 - $0.95 per share (unaudited)	146,818	147	138,603	-	-	138,750

Issuance of commons shares for conversion of liabilities:
May 2006 - $1.05 per share (unaudited)	2,857	3	2,997	-	-	3,000
July 2006 - $1.10 per share (unaudited)	311,025	311	341,817	-	-	342,128

Issuance of common shares for payment of interest:
July 2006 - $1.10 per share (unaudited)	4,282,048	4,282	4,705,970	-	-	4,710,252

Issuance of common shares for services:
May 2006 - $1.05 per share (unaudited)	2,997,143	2,997	3,144,003	-	-	3,147,000
July 2006 - $1.10 per share (unaudited)	38,182	38	41,962	-	-	42,000
July 2006 - $1.40 per share (unaudited)	1,080,000	1,080	1,510,920	-	-	1,512,000
September 2006 - $1.39 per share (unaudited)	400,000	400	555,600	-	-	556,000

Value of warrants issued to placement agent	-	-	215,087	-	-	215,087
Beneficial conversion feature and allocated value of attached warrants related to convertible debt, net $145,642 in allocated offering costs (unaudited)	-	-	1,093,229	-	-	1,093,229

Balance - September 30, 2006 (Unaudited)	32,117,573	$32,117	$11,596,146	$(11,193,819)	$(3,384)	$431,060

The accompanying notes are an integral part of these financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period from	For the Period from	For the Period from
		August 25, 2005	August 25, 2005	August 25, 2005
	For the Nine	(Date of Inception)	(Date of Inception)	(Date of Inception)
	Months Ended	through	through	through
	September 30, 2006	September 30, 2005	December 31, 2005	September 30, 2006
	(Unaudited)	(Unaudited)		(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(10,939,514)	$(52,717)	$(254,305)	$(11,193,819)
Adjustments to reconcile net loss to net cash
from operating activities:
Depreciation and amortization	95,720	-	1,272	96,992
Shares issued for interest and services	9,967,252	-	-	9,967,252
Changes in assets and liabilities, net of effects
from acquisition of Stafford:
Accounts receivable	15,391	-	-	15,391
Prepaid expenses	5,112	-	(11,361)	(6,249)
Accounts payable and accrued liabilities	253,523	40,712	150,499	404,022
Net Cash from Operating Activities	(602,516)	(12,005)	(113,895)	(716,411)
Cash Flows from Investing Activities:
Purchase of property and equipment	(1,044)	-	(11,813)	(12,857)
Purchase of investment	(1,126,250)	-	-	(1,126,250)
Cash acquired in acquisition of Stafford	5,743	-	-	5,743
Net Cash from Investing Activities	(1,121,551)	-	(11,813)	(1,133,364)
Cash Flows from Financing Activities:
Proceeds from shareholder advances	196,583	7,005	147,601	344,184
Proceeds from convertible debt	1,466,493	-	-	1,466,493
Issuance of common shares	138,750	5,000	5,000	143,750
Cash Flows from Financing Activities:	1,801,826	12,005	152,601	1,954,427
Effect on Exchange Rate Changes on Cash	(3,020)		-	(3,020)
Net Change in Cash	74,739	-	26,893	101,632
Cash at Beginning of Period	26,893	-	-	-
Cash at End of Period	$101,632	$-	$26,893	$101,632
Noncash Investing and Financing Activities:
Conversion of liabilities to equity	$345,128
Purchase of Stafford Energy, net of cash acquired	$136,183

The accompanying notes are an integral part of these financial statements.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

NOTE 1— ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Nucon, Inc. (“Nucon”) was organized on August 25, 2005 under the laws of the State of Nevada. On May 23, 2006, Stafford Energy, Inc. a Nevada corporation, (“Stafford”), acquired 100% of the issued and outstanding common stock of Nucon from the Nucon shareholders in exchange for the issuance of 22,500,000 shares of common stock. The Nucon shareholders received a majority of the common stock of Stafford; accordingly, the reorganization of Nucon into Stafford was accounted for as the recapitalization of Nucon at historical cost. The accompanying consolidated financial statements include the historical operations of Nucon and have been restated on a retroactive basis to reflect the 22,500,000 shares of Stafford’s common stock issued to the Nucon shareholders for all periods presented. In connection with the recapitalization of Nucon, Stafford changed its name to Nucon-RF, Inc. All references herein to Nucon or the Company, refer to Nucon, Inc. prior to May 23, 2006 and to Nucon-RF, Inc. and subsidiaries thereafter.

Consolidation - The accompanying consolidated financial statements include the accounts of Nucon-RF, Inc. and its wholly-owned subsidiaries, Nucon, Inc., Abucco Technologies Inc. (Abucco) and Stafford Energy Canada Inc. (“Stafford Canada”) from the dates of their acquisition or formation. Intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations - Nucon is a development stage company whose planned principal operations have not commenced. Nucon plans to market products, technologies and technical and engineering services to government and private sector clients in the Russian Federation, European and Asian markets to enable the clients to manage high-end environmental impacts. Nucon intends to acquire manufacturing facilities, technical support companies and proprietary technologies to enable it to manufacture its planned products and to provide its planned technical and engineering services. To date, Nucon has had no sales or revenue from its planned environmental impact services business.

The Company’s only sales have been through its subsidiary, Abucco, which has realized very limited sales of its wireless technology products to customers in Canada. These limited operations are not part of the Company’s planned principal business. The wireless technology operations amounted to less than 10% of the losses of the Company for each period presented; accordingly, presentation of segment information is not required.

Functional Currency - The United States dollar is the functional currency for the Company’s operations. The Company has significant agreements denominated in United States dollars, which comprises a majority of the Company’s obligations and expenses.

The Canadian dollar is the functional currency for the operations of Abucco. The related assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date. Related revenues, expenses, gains and losses are translated at the average exchange rates during the period. Foreign currency translation adjustments are included as a component of other comprehensive loss.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

Interim Financial Information — The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. These same estimates may affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts and results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amount of the management fee payable, the shareholder advances payable and the convertible notes payable approximate their estimated fair values. The estimated fair value of the convertible notes payable is based on the amount of cash received for the notes and was the results of negotiations between management of the Company and the note holders. The investment in ATOLL approximates fair value due to the close proximity of the date of the investment and September 30, 2006.

Inventory - The Company’s inventory relates to Abucco’s wireless technology products and is stated at the lower of cost (using the first-in, first-out method) or market value. Provisions, when required, are made to reduce obsolete or slow-moving inventory to its estimated net realizable value.

Equipment - Equipment is carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related equipment. Estimated useful lives range from 3 to 5 years. Depreciation expense was $1,907 and $1,272, respectively, for the nine months ended September 30, 2006 and for the period from August 25, 2005 (date of inception) through December 31, 2005.

Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value. Management believes there is no impairment of any long-lived assets as of September 30, 2006 or December 31, 2005.

Revenue Recognition - Revenues from sales are recognized at the time of unit commissioning. The Company charges a per-client, per-month repetitive service fee, regardless of the services provided.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

Income Taxes - The Company recognizes an asset or liability for the tax benefit from operating loss carry forwards and for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. Deferred tax assets or liabilities are measured using enacted tax rates that are anticipated to be in effect when operating losses are expected to be realized and the temporary differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

Basic and Diluted Loss Per Common Share - Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares and dilutive potential common shares that were outstanding during the period. At September 30, 2006 the effect of 2,288,119 potential shares associated with convertible notes payable and the potential shares associated with the 1,097,727 warrants outstanding were not included in the calculation of diluted loss per share as there effects would be anti-dilutive. During the period ended December 31, 2005 the Company had no potentially issuable shares.

Comprehensive Loss - Comprehensive loss includes the net loss for the period and the foreign currency translation adjustment.

NOTE 2 — BUSINESS CONDITION

The Company is in the development stage and has generated only $5,237 of revenue from sales of Abucco’s wireless technology products. The Company has generated no revenue from its planned environmental-impact products and services. Through September 30, 2006, the Company had accumulated $11,193,819 of losses since inception and used $716,411 of cash in operating activities since inception. At September 30, 2006, the Company had a working capital deficiency of $452,878 and had $101,632 of cash. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's ability to continue as a going concern depends on its ability to acquire manufacturing facilities, technical support companies and proprietary technologies for its core business, to generate sufficient revenue and cash flows to meet the Company’s obligations and to obtain additional financing as may be required to fund operations. Management’s plans include generating income from the Company’s existing licensed technologies to permit the Company to generate sufficient income and cash flow to continue as a going concern. There is no assurance these plans will be realized.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

NOTE 3 - ACQUISITION OF STAFFORD ENERGY, INC.

Prior to the reorganization of Nucon, Stafford had 359,500 shares of common stock outstanding. The reverse acquisition of Stafford was recognized by Nucon as the constructive issuance of the 359,500 shares of common that remained outstanding. The consolidated financial statements include the operations of Stafford and its wholly owned subsidiary, Abucco Technologies, Inc., from May 23, 2006. At the date of acquisition, Stafford was a development stage enterprise; therefore, the shares constructively issued to the Stafford shareholders were recognized at the fair value of net liabilities assumed on the date of the acquisition. The net liabilities assumed consisted of the following:

Cash	$5,743
Trade accounts receivable	33,267
Inventory	3,584
Accounts payable	(59,492)
Accrued liabilities	(82,285)
Advances from shareholders	(37,000)
Net Liabilities Assumed	$(136,183)

NOTE 4 - INVESTMENT IN ZAO ELECTRO MACHINERY BUILDING PLANT ATOLL

The Company has commenced the acquisition of 50% of Zao Electro Machinery Building Plant Atoll (“ATOLL”), a Russian company. The Agreement has multiple closings. As of September 30, 2006, the Company had acquired 13..25% of ATOLL for $1,126,250, $23,750 of which was unpaid at September 30, 2006. The second closing is scheduled to occur during 2007, in which the Company has agreed to acquire the additional 36.5% for $1,000,000 and the issuance of 4,000,000 common shares.

ATOLL is a manufacturing and research facility established to develop, manufacture and sell products designated for nuclear facilities such as nuclear power plants. The Company has recorded its investment in ATOLL at cost. The Company has evaluated its investment in ATOLL and concluded that due to the close proximity of the investment and September 30, 2006 the investment was not impaired.

NOTE 5 - SHAREHOLDER ADVANCES

Various current shareholders loaned the Company $147,601 from August 25, 2005 through December 31, 2005 and loaned the Company an additional $237,568 through December 31, 2006. On July 1, 2006, the Company issued 4,593,073 shares of common stock at $0.07 per share upon conversion of $342,128 of the loans payable to the shareholders. The $1.10 fair value per share of the common stock on July 1, 2006 was based upon the trading price of the common stock and the price the Company had issued common stock for cash about the same time, and resulted in the shareholders receiving a beneficial conversion option of $1.03 per share, or $4,710,252, which was charged to interest expense at the date of issuance. The remaining $43,041 payable to the shareholders is due on demand and does not have a stated interest rate.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

NOTE 6 - CONVERTIBLE NOTES PAYABLE

From July through September 2006, the Company issued $1,733,250 of 8% convertible notes payable and 866,625 warrants in a private placement offering for $1,466,493, net of a 13% commission paid to the placement agent of $266,757. The placement agent was also issued 231,102 warrants. Both the warrants issued to the note holders and to the placement agent are exercisable for two years from the date issued at $1.50 per share. The notes are due two years from the date of issuance and are convertible into common stock beginning 60 days after the date of issuance at the greater of a 25% discount to the closing price of the common stock on the day prior to conversion or $0.75 per share.

The fair value of the warrants was determined by the Black-Scholes option pricing model using the following weighted-average assumptions: volatility of 256%, risk-free interest rate of 4.9%, dividend yield of 0% and a term of two years. The fair value of the placement agent warrants was $215,087 and the fair value of the warrants issued to the note holders was $743,065. Based on the effective conversion price of the convertible notes payable, note holders received a beneficial conversion option of $726,075.

The net proceeds were allocated between the convertible notes payable and the warrants issued to the note holders based on their relative fair values and resulted in $494,381 allocated to the convertible notes payable (after $336,203 of capitalized deferred loan costs), $367,154 allocated to the warrants issued to the note holders, $215,087 allocated to the warrants issued to the placement agent and $726,075 allocated to the beneficial conversion option. The resulting discount to the convertible notes payable of $1,238,870 and the deferred loan costs are being amortized over the term of the convertible notes. Through September 30, 2006, Company recognized $69,353 of amortization of the discount.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

NOTE 7 - INCOME TAXES

The components of the net deferred tax asset at December 31, 2005 were as follows:

Operating loss carry forwards	$86,464
Less: Valuation allowance	(86,464)
Net Deferred Tax Asset	$-

The Company has a tax operating loss carry forward totaling approximately $254,305 at December 31, 2005 that will expire if unused in 2012.

There was no provision for, or benefit from, income taxes since inception. The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to net loss with the provision for income taxes for the period from August 25, 2005 (date of inception) through December 31, 2005:

Tax expense at statutory rate (34%)	$(86,464)
Change in deferred tax asset valuation allowance	86,464
Net Income Tax Expense	$-

NOTE 8 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. The Company is authorized to issue 5,000,000 shares of Class A preferred stock and 5,000,000 shares of Class B preferred stock. Each share of Class A preferred stock, if issued, will be convertible into ten shares of common stock and each share of Class B preferred stock will be convertible into 12 shares of common stock. The preferred stock is non-voting and may have such rights, preferences and other limitations as determined by the Board of Directors.

Issuance of Common Stock for Cash - In August 2005, the Company issued 22,500,000 common shares for $5,000 cash.

On July 1, 2006, the Company issued 120,000 common shares to consultant for $90,000 of cash and $42,000 at $1.10 per share, which was equal to the market value of the Company’s common stock on July1, 2006. On July 14, 2006, the Company issued the consultant 65,000 common shares for $48,750 of cash at $0.75 per share, which was equal to the market value of the Company’s common stock on July 14, 2006.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

Issuance of Common Stock for Settlement of Payables and Services - In May 2006, the Company issued 3,000,000 common shares to two individuals for the settlement of $3,000 owed to the individuals and for services rendered to the Company. The shares were valued at $1.30 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $3,147,000 of compensation for services.

On June 1, 2006, the Company issued 1,080,000 common shares to five individuals for services rendered to the Company. The shares were valued at $1.40 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $1,512,000 of compensation for services.

On September 10, 2006, the Company issued 400,000 common shares to a consultant for services rendered to the Company. The shares were valued at $1.39 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $556,000 of compensation for services.

NOTE 9 - COMMITMENTS AND CONTINGIENCIES

The Company has agreements under management agreements to pay monthly management fees totaling $24,000 and to issue on a monthly basis 16,000 shares of common stock. The Company has yet to issue any of the shares and revalues the shares to be issued each month at the month end fair value of the Company’s common stock. At September 30, 2006 and December 31, 2005, the Company had management fees payable computed as follows

	2006	2005
Shares accrued but not yet issued	176,000	-
Per share value of common stock at end of period	$1.01	n/a
Total value of shares accrued at period end	$177,760	$-
Other management fees payable	237,333	142,999
Total Management Fees Payable	$415,093	$142,999

NOTE 10 - SUBSEQUENT EVENTS (UNAUDITED)

Convertible Note Issuance - From October through December 2006, the Company issued $216,250 of 8% convertible notes payable and 108,125 warrants in a private placement offering for $1,466,493, net of a 13% commission paid to the placement agent of $266,757. The placement agent was also issued 36,133 warrants. The warrants issued to the note holders are exercisable for a period of two years from the date issued at $1.50 per share and the warrants issued to the placement agent are exercisable for a period of five years from the date issued at $1.50 per share. The notes are due two years from the date of issuance and are convertible into common stock beginning 60 days after the date of issuance at the greater of a 25% discount to the closing price of the common stock on the day prior to conversion or $0.75 per share.

NUCON-RF, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information with Respect to September 30, 2006 and for the
Nine Months Ended September 30, 2006 and for the Period from
August 25, 2005 through September 30, 2005 is Unaudited)

In February 2007, the Company issued an additional $250,000 of 8% convertible notes under terms similar to those described above. In addition, the Company issued warrants to purchase 125,000 shares of common stock, exercisable at $1.50 per share for a period of two years. The Company also issued the placement agent an additional warrant to purchase 500,000 shares of common stock, exercisable at $0.10 per share for a period of five years.

Common Stock Issuances - In December 2006, the Company sold 144,000 common shares to various accredited third parties for $108,000, or $0.75 per share.

On December 31, 2006, the Company issued a total of 224,000 to several members of management and consultants for services rendered during the period September 2005 through December 31, 2006. The shares of common stock were accrued during the foregoing period.

In December 2006, the Company issued a total of 2,250,000 shares of common stock to individuals for services rendered to the Company. The Company is evaluating the value associated with this issuance.

Formation of Nucon-RUS - Subsequent to September 30, 2006, the Company formed OOO Nucon-RUS (“Nucon-RUS”), a limited liability company under the laws of the Russian Federation. Nucon-RUS is a wholly owned subsidiary of Nucon. In January 2007, Nucon-RUS became fully accredited to do business in the Russian Federation by the Russian Ministry of Justice.

PART III

EXHIBITS

Exhibit Number	Description of Exhibits
2.1	Merger and Plan of Share Exchange dated May 23, 2006*
3.1	Articles of Incorporation and Amendment thereto *
3.2	Amended and Restated Bylaws*
4.1	Form of Common Stock Certificate*
4.2	Form of Convertible Promissory Note*
10.1	Employment Agreement of Valerey Alexandrovitch Lebedev dated October 31, 2005*
10.2	Employment Agreement of Todd Sinclair dated May 23, 2006*
10.3	Employment Agreement of Alexander S. Stepanenko dated October 3, 2005*
10.4	Consultant Agreement of Peter Goerke dated October 3, 2005*
11.1	Statement re; computation of per share earnings (1)
21.1	List of Subsidiaries*

* Filed Herewith
(1) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCON-RF, INC. (Registrant)

Date: February 22, 2007	/s/ J. Holt Smith
J. Holt Smith Principal Executive Officer

/s/ J.P. Todd Sinclair
J.P. Todd Sinclair Principal Financial And Accounting Officer